FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



MAIL
RECEIVED
PROCESSING
AUG 0 2 2005
WASH. D.C.
209
SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, July 12, 2005, Series 2005-AR4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)





05062512

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 1, 2005

NOMURA ASSET ACCEPTANCE
CORPORATION



By: ______________________
Name: John P. Graham
Title: President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*
99.2	Collateral Term Sheets	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation Mortgage Pass-Through Certificates, Series 2005-AR4

$502 Million (+/- 10%)

(Approximate)

Computational Materials

July 12, 2005

NOMURA

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, provided, approved or verified any statistical or numerical information in these materials. The information herein is preliminary and is subject to completion or change. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission ("**SEC**") and is effective, the final prospectus supplement relating to the issuance (the **"Securities"**) discussed in this communication has not been filed with the SEC. Investors are urged to read the base prospectus and the prospectus supplement (collectively, the **"Offering Documents"**) and other relevant documents filed or to be filed with the SEC, because they contain important information.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized. .

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. These Computational Materials do not contain all information that is required to be included in the Offering Documents. Prospective purchasers are referred to the Offering Documents for important information. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview								
Class	Initial Principal Balance ($) [1]	Coupon Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	Collateral W.A. MTR	Expected Rating (Moody's/Fitch or S&P) [2]
I-A	31,282,000	Variable [3]	4.425	25	2.89 [5]	1 - 95 [5]	4	Aaa/AAA
II-A	23,221,000	Variable [3]	5.410	25	2.89 [5]	1 - 95 [5]	21	Aaa/AAA
III-A	100,737,000	Variable [3]	5.310	25	1.85 [4]	1 - 34 [4]	34	Aaa/AAA
IV-A-1	90,987,200	Variable [3]	5.709	25	2.44 [4]	1 - 58 [4]	58	Aaa/AAA
IV-A-2	4,788,800	Variable [3]	5.709	25	2.44 [4]	1 - 58 [4]	58	[Aaa]/AAA
V-A-1	182,886,300	Floating [6]	3.620	25	2.89 [5]	1 - 95 [5]	28	Aaa/AAA
V-A-2	20,320,700	Floating [6]	3.670	25	2.89 [5]	1 - 95 [5]	28	Aaa/AAA
M-1	25,235,000	Floating [6]	3.890	25	5.23 [5]	37 - 95 [5]	34	[Aa2/AA]
M-2	9,084,000	Floating [6]	4.090	25	5.22 [5]	37 - 95 [5]	34	[A1/A+]
M-3	6,309,000	Floating [6]	4.190	25	5.18 [5]	37 - 95 [5]	34	[A3/A-]
M-4	2,776,000	Floating [6]	4.740	25	4.88 [5]	37 - 85 [5]	34	[Baa1/BBB+]
M-5	4,288,864	Floating [6]	5.540	25	4.04 [5]	37 - 72 [5]	34	[Baa3/BBB-]
X	NA	NA	NA	NA	NA	NA	NA	Not Rated
P	NA	NA	NA	NA	NA	NA	NA	Not Rated
R	NA	NA	NA	NA	NA	NA	NA	Not Rated
TOTAL	**501,915,864**							

NOTE: The Class X, Class P and Class R Certificates will not be included in any offering of the Securities executed pursuant to the Final Offering Documents. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rate on the Class I-A Certificates is expected to be approximately [4.425]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class I-A Certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [0.00]% per annum (30/360, 24 day delay). The initial pass-through rate on the Class II-A Certificates is expected to be approximately [5.410]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class II-A Certificates will equal the weighted average of the net mortgage rates of the Group II Mortgage Loans minus [0.00]% per annum (30/360, 24 day delay). The initial pass-through rate on the Class III-A Certificates are expected to be approximately [5.310]% per annum. After the first Distribution Date, the per annum pass-through rate on these certificates will equal the weighted average of the net mortgage rates of the Group III Mortgage Loans minus [0.00]% per annum (30/360, 24 day delay). The initial pass-through rates on the Class IV-A-1 and Class IV-A-2 Certificates are expected to be approximately [5.709]% and [5.709]%, respectively per annum. After the first Distribution Date, the per annum pass-through rates on these certificates will equal the weighted average of the net mortgage rates of the Group IV Mortgage Loans minus (i) with respect to the Class IV-A-1 Certificates, [0.00]% per annum (30/360, 24 day delay) and (ii) with respect to the Class IV-A-2 Certificates, [0.00]% per annum (30/360, 24 day delay).
(4) Run to balloon at the weighted average reset month as indicated in the "Collateral W.A. MTR" column.
(5) Run to the 10% optional termination.
(6) The pass-through rate for each of the Group V and Subordinate Certificates (each as defined herein) for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap and (iv) the related Maximu m Interest Rate (actual/360 accrual basis, 0 day delay). The certificate margins and hard caps for the Group V and Subordinate Certificates are as follows:

Class	Certificate Margin (A)	Certificate Margin (B)	Hard Cap
V-A-1	[0.28]%	[0.56]%	[11.00]%
V-A-2	[0.33]%	[0.66]%	[11.00]%
M-1	[0.55]%	[1.05]%	[11.00]%
M-2	[0.75]%	[1.25]%	[11.00]%
M-3	[0.85]%	[1.35]%	[11.00]%
M-4	[1.40]%	[1.90]%	[11.00]%
M-5	[2.20]%	[2.70]%	[11.00]%

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $504,691,668.21 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust semi-annually or annually based on an index plus a margin. The mortgage pool consists of five groups of Mortgage Loans: Group I is generally comprised of Mortgage Loans with an initial fixed rate period of six months and two years; Group II is generally comprised of Mortgage Loans with an initial fixed rate period of two years; Group III is generally comprised of Mortgage Loans with an initial fixed rate period of three years; Group IV is generally comprised of Mortgage Loans with an initial fixed rate period of five years; and Group V is generally comprised of Mortgage Loans with an initial fixed rate period of six months, two years, three years and five years.

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only. For further collateral information, see collateral stratification tables herein.

Characteristics of the Mortgage Loans

Characteristics of the Mortgage Loans

	GROUP I	GROUP II	GROUP III	GROUP IV	GROUP V	GROUPS I - V
Current Mortgage Rate*	4.718%	5.675%	5.575%	5.974%	6.869%	6.184%
Current Net Mortgage Rate*	4.425%	5.410%	5.310%	5.709%	6.601%	5.916%
Cut-off Date Mortgage Loan Principal Balance	$34,757,706.82	$25,801,003.52	$111,930,188.59	$106,417,229.41	$225,785,539.87	$504,691,668.21
Cut-off Date Average Mortgage Loan Principal Balance	$489,545.17	$296,563.26	$383,322.56	$314,843.87	$277,377.51	$315,038.49
Mortgage Loan Count	71	87	292	338	814	1,602
Original Term (months)*	360	360	360	360	360	360
Months Since Origination*	4	3	2	2	2	2
Stated Remaining Term (months)*	356	357	358	352	358	358
Mortgage Loans with Interest Only Terms	93.03%	84.51%	84.73%	81.89%	80.84%	82.96%
Mortgage Loans with Prepay Penalty Terms	48.23%	62.71%	63.80%	68.96%	61.76%	62.85%
Credit Score**	715	700	723	715	695	707
Original Loan to Value Ratio*	69.76%	73.58%	74.22%	73.16%	77.97%	75.33%
Original Loan to Value Ratio Over 80% Without MI	0.00%	0.00%	0.28%	0.00%	0.69%	0.37%
Documentation Type - Full / Alternative	36.57%	24.74%	39.86%	24.95%	12.40%	23.43%
Loan Purpose - Purchase / Rate-Term	66.54%	71.58%	69.63%	64.45%	84.57%	75.11%
Occupancy Type - Primary / Second Home	88.95%	86.69%	89.35%	65.15%	71.80%	78.86%
Property Type - Single Family Residence / PUD	90.35%	84.31%	81.69%	82.34%	75.12%	79.62%
California Concentration	31.17%	41.87%	54.45%	39.81%	25.92%	36.36%
Months to Next Rate Adjustment*	4	21	34	58	28	34
First Periodic Rate Cap*	1.242%	3.568%	4.903%	5.694%	4.126%	4.402%
Subsequent Periodic Rate Cap*	1.014%	1.096%	1.655%	1.705%	1.356%	1.459%
Lifetime Rate Cap*	5.961%	5.376%	5.676%	5.726%	5.709%	5.706%
Margin*	2.469%	2.985%	2.718%	2.956%	3.471%	3.102%
Net Margin*	2.176%	2.720%	2.453%	2.691%	3.203%	2.833%
Minimum Mortgage Rate*	3.043%	3.021%	2.718%	2.960%	3.488%	3.152%
Maximum Mortgage Rate*	10.679%	11.051%	11.252%	11.699%	12.578%	11.890%

* Weighted Average

** Non-zero Weighted Average

Credit scores are not available for two Group II Mortgage Loans with an aggregate principal balance of approximately $460,727.62 (approximately 1.79% of the Group II Mortgage Loans) and for nine Group V Mortgage Loans with an aggregate principal balance of approximately $1,626,495.14 (approximately 0.72% of the Group V Mortgage Loans).

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR4
Cut-off Date:	July 1, 2005
Closing Date:	On or about July 28, 2005
Investor Settlement Date:	On or about July 29, 2005
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	Initially, GMAC Mortgage Corporation The Seller, as owner of the Mortgage Loans to be sold to the trust fund, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement.
Trustee:	HSBC Bank USA, National Association
Custodians:	JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A.
Credit Risk Manager:	**Either** The Murrayhill Company **or** The Risk Management Group, as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicer regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicer in performing its advisory and monitoring functions.
Class V-A-1 Cap Provider:	[Nomura Global Financial Products Inc.]
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $25,000 and multiples of $1 in excess thereof.
Record Date:	For the Class I-A, Class II-A, Class III-A, Class IV-A-1 and the Class IV-A-2 Certificates, and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs. For each class of Group V and Subordinate Certificates and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A, Class II-A, Class III-A, Class IV-A-1 and Class IV-A-2 Certificates.
Distribution Date:	The 25th day of each calendar month beginning in August 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in [August] 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificates Designations:	Class I-A Certificates (the **"Group I Certificates"**) Class II-A Certificates (the **"Group II Certificates"**) Class III-A Certificates (the **"Group III Certificates"**) Class IV-A-1 and Class IV-A-2 Certificates (together, the **"Group IV Certificates"**)

Class V-A-1 and Class V-A-2 Certificates (together, the **"Group V Certificates"** and collectively with the Group I, Group II, Group III and Group IV Certificates, the **"Senior Certificates"**)

Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the **"Subordinate Certificates"**)

Only the Group I, Group II, Group III, Group IV, Group V and Subordinate Certificates will be included in any offering that may be executed pursuant to the Offering Documents (collectively, the **"Offered Certificates"**).

Private Certificates: The Class X, Class P and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

Prepayment Period: With respect to any Distribution Date, the immediately preceding calendar month.

Accrual Period: The Accrual Period for the Group V and Subordinate Certificates and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

The Accrual Period for the Group I, Group II, Group III and Group IV Certificates and any Distribution Date will be the calendar month immediately preceding the month in which such Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.

Optional Termination: At its option, the Master Servicer may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Taxation – REMIC: For federal income tax purposes, the trust will make multiple real estate mortgage investment conduit (each a **"REMIC"**) elections, organized in a tiered REMIC structure. The Offered Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC.

The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.

Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.

SMMEA Eligibility: The Offered Certificates, other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).

ERISA Considerations: The Offered Certificates are expected to be ERISA eligible.

Ratings: The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and **either** Fitch Ratings (**"Fitch"**) **or** Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (**"S&P"**) with the ratings indicated in the table on page 3 of this document.

Credit Enhancement Structure: Senior/subordination; excess spread and overcollateralization. In addition, the Class IV-A-1 and Class V-A-1 Certificates are "super senior" to the Class IV-A-2 and Class V-A-2 Certificates, respectively, because the Class IV-A-2 and Class V-A-2 Certificates are allocated realized losses incurred on the Group IV Mortgage Loans and Group V Mortgage

Loans, respectively, after the certificate principal balances of the Subordinate Certificates have been reduced to zero (as described in this document) and thereby provide additional protection to the Class IV-A-1 and Class V-A-1 Certificates.

CREDIT ENHANCEMENT

Overcollateralization

The Group I, Group II, Group III, Group IV and Group V Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I, Group II, Group III, Group IV and Group V Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I, Group II, Group III, Group IV and Group V Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I, Group II, Group III, Group IV and Group V Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately [0.55]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [0.55]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [1.10]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for such Distribution Date will be equal to the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The later to occur of (a) the Distribution Date in August 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [20.00]%.

Credit Enhancement Percentage

Initial Expected Credit Enhancement Percentages				
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A***	[90.00]	[10.00]	[10.00]	[20.00]
M-1	[5.00]	[5.00]	[5.00]	[10.00]
M-2	[1.80]	[3.20]	[3.20]	[6.40]
M-3	[1.25]	[1.95]	[1.95]	[3.90]
M-4	[0.55]	[1.40]	[1.40]	[2.80]
M-5	[0.85]	[0.55]	[0.55]	[1.10]

* Prior to the Stepdown Date, based on aggregate loan balance as of the Cut-off Date.

** After Stepdown Date, based on aggregate loan balance as of such date of determination.

*** Refers to the Senior Certificates collectively.

Note: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Trigger Event

A Trigger Event will occur for any Distribution Date if either (i) the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [TBD]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance of the Mortgage Loans on the Closing Date for such Distribution Date is greater than the percentages set forth below:

Trigger Event	
Range of Distribution Dates	**Cumulative Loss Percentage**
August 2008 - July 2009	[TBD]%
August 2009 - July 2010	[TBD]%
August 2010 - July 2011	[TBD]%
August 2011 and thereafter	[TBD]%

The cumulative loss percentages set forth above are applicable to the first Distribution Date in the corresponding range of Distribution Dates. The cumulative loss percentage for each succeeding Distribution Date in a range increases incrementally by 1/12 of the positive difference between the percentage applicable to the first Distribution Date in that range and the percentage applicable to the first Distribution Date in the succeeding range.

Delinquency Rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans 60 or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Senior Certificates, except the Class IV-A-2 and Class V-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero, second, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero, third, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero, fourth, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero, fifth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero and sixth, 1) with respect to realized losses on the Group IV Mortgage Loans only, to the Class IV-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero and 2) with respect to realized losses on the Group V Mortgage Loans only, to the Class V-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero

Cap Agreement

The Class V-A-1 Certificates will have the benefit of an interest rate cap agreement (the "Class V-A-1 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class V-A-1 Cap Provider"). Pursuant to the Class V-A-1 Cap Agreement, the Class V-A-1 Cap Provider will pay the Securities Administrator for the benefit of the holders of the Class V-A-1 Certificates an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds [10.72]%, the payment required to be made by the Class V-A-1 Cap

Provider pursuant to the Class V-A-1 Cap agreement will be calculated as if one-month LIBOR were [10.72]%); (2) the related Class V-A-1 scheduled notional amount; (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

If, on any Distribution Date, the cap payments made by the Class V-A-1 Cap Provider for the benefit of the Class V-A-1 Certificates exceed the product of: (1) the excess, if any, of one-month LIBOR over the specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds [10.72]%, the payment required to be made by the Class V-A-1 Cap Provider pursuant to the Class V-A-1 Cap Agreement will be calculated as if one-month LIBOR were [10.72]%); and (2) the certificate principal balance of the Class V-A-1 Certificates for such Distribution Date, the excess will be distributed to the Class X Certificates.

The scheduled notional amounts and strike rates for the Class V-A-1 Cap Agreements is set forth in the schedule on page [21].

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I, Group II, Group III, Group IV and Group V Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall—With respect to the Group V and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Offered Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Offered Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group V Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Group V Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Group V Mortgage Loans. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group V Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group V Mortgage Loans for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the weighted average of the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I, Group II, Group III, Group IV and Group

V Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans less the certificate principal balance of the related Senior Certificates, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

Interest Remittance Amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer, the Master Servicer, the Securities Administrator, the Custodians, the Credit Risk Manager and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

"Optimal Interest Remittance Amount" with respect to any distribution date and (A) the Group V Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Group V Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Group V Mortgage Loans for the immediately preceding distribution date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Group V Mortgage Loans or were not taken into account in computing the expense fee rate, and (B) the Subordinate Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Mortgage Loans for the immediately preceding distribution date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Offered Certificates are described on page 3 of this document.

With respect to the Group V and Subordinate Certificates, one-month LIBOR shall be determined by the Securities Administrator on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about July [26], 2005.

The amount of interest payable on each Distribution Date in respect of each class of the Senior and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group V or Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

(1) from the Interest Remittance Amount for the Group I, Group II, Group III, Group IV, and Group V Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for such Distribution Date, provided that:

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class I-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to the Group II, Group III, Group IV and Group V Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II, Group III, Group IV and Group V Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class II-A Certificates, Current Interest and any Carryforward Interest for such Distribution Date; and then (y) concurrently, to the Group I, Group III, Group IV and Group V Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis basedon the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group III, Group IV and Group V Mortgage Loans on such Distribution Date;

(c) the Interest Remittance Amount for the Group III Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class III-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to the Group I, Group II, Group IV and Group V Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II, Group IV and Group V Mortgage Loans on such Distribution Date;

(d) the Interest Remittance Amount for the Group IV Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class IV-A-1 and Class IV-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II, Group III and Group V Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group III and Group V Mortgage Loans on such Distribution Date;

(e) the Interest Remittance Amount for the Group V Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class V-A-1 and Class V-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group III and Group IV Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for the Group V Mortgage Loans, then from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for the Group V Mortgage Loans, then from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the Interest Remittance Amount for the Group V Mortgage Loans, then from the Interest Remittance

Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for the Group V Mortgage Loans, then from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for the Group V Mortgage Loans, then from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(7) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (6) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group V Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group V Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [80.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [90.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amo unt, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [96.10]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans, to the Class III-A Certificates, until its certificate principal balance has been reduced to zero;

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances until their certificate principal balances have been reduced to zero;

v. from the Principal Payment Amount derived from the Group V Mortgage Loans, concurrently, to the Class V-A-1 and Class V-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances until their certificate principal balances have been reduced to zero;

B) i. from the Principal Payment Amount derived from the Group I Mortgage Loans remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently to the Group II, Group III, Group IV and Group V Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, concurrently to the Group I, Group III, Group IV and Group V Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans remaining after the certificate principal balance of the Class III-A Certificates has been reduced to zero, concurrently to the Group I, Group II, Group IV and Group V Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans remaining after the certificate principal balances of the Class IV-A-1 and Group IV-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II, Group III and Group V Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

v. from the Principal Payment Amount derived from the Group V Mortgage Loans remaining after the certificate principal balances of the Class V-A-1 and Group V-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Group II Allocation Amount, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Group III Allocation Amount, to the Class III-A Certificates, until its certificate principal balance has been reduced to zero;

iv. from the Group IV Allocation Amount, concurrently, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

v. from the Group V Allocation Amount, concurrently, to the Class V-A-1 and Class V-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

B) i. from the Group I Allocation Amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently, to the Group II, Group III, Group IV and Group V Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, concurrently, to the Group I, Group III, Group IV and Group V Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Group III Allocation Amount remaining after the certificate principal balance of the Class III-A Certificates has been reduced to zero, concurrently, to the Group I, Group II, Group IV and Group V Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iv. from the Group IV Allocation Amount remaining after the certificate principal balances of the Class IV-A-1 and Group IV-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II, Group III and Group V Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

v. from the Group V Allocation Amount remaining after the certificate principal balances of the Class V-A-1 and Group V-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II, Group III and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group V Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group V Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization Amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A Certificates until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group II Certificates, (2) the Group III Certificates, (3) the Group IV Certificates and (4) the Group V Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

have been reduced to zero;

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group III Certificates (3) the Group IV Certificates and (4) the Group V Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(c) the Group III Excess Interest Amount in the following order of priority: (x) first, to the Class III-A Certificates until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates, (3) the Group IV Certificates and (4) the Group V Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(d) the Group IV Excess Interest Amount in the following order of priority: (x) first, to the Class IV-A-1 and Class IV-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates, (3) the Group III Certificates and (4) the Group V Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(e) the Group V Excess Interest Amount in the following order of priority: (x) first, to the Class V-A-1 and Class V-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates, (3) the Group III Certificates and (4) the Group IV Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

vi. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) concurrently, to the Class IV-A-2 and Class V-A-2 Certificates, any deferred amount for each such class, on a pro rata basis, based on the amount due with respect to each such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class V-A-1 and Class V-A-2 Certificates, concurrently, any Basis Risk Shortfall for each such class, based on the entitlement of each such class; provided, however that any payments in respect of Basis Risk Shortfalls payable to the Class V-A-1 Certificates pursuant to this clause shall be determined after taking into account payments made from the Class V-A-1 Cap Provider under the Class V-A-1 Cap Agreement;

(9) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(10) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(11) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(12) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(13) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(14) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(15) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (15).

PRICE/YIELD TABLES *

Class I-A Certificates – Run to 10% call
Initial Coupon: 4.425%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
102-04	5.129	5.042	4.953	4.812	4.713	4.557	4.272	3.944	3.567	3.164
102-05	5.120	5.032	4.943	4.800	4.700	4.543	4.255	3.923	3.543	3.135
102-06	5.111	5.022	4.932	4.788	4.687	4.528	4.237	3.902	3.518	3.106
102-07	5.102	5.013	4.922	4.776	4.674	4.514	4.220	3.882	3.494	3.078
102-08	5.093	5.003	4.911	4.764	4.661	4.499	4.203	3.861	3.469	3.049
102-09	5.084	4.993	4.900	4.752	4.648	4.485	4.185	3.840	3.445	3.020
102-10	5.075	4.983	4.890	4.740	4.635	4.470	4.168	3.820	3.420	2.992
102-11	5.067	4.974	4.879	4.728	4.622	4.456	4.151	3.799	3.396	2.963
102-12	5.058	4.964	4.869	4.716	4.609	4.441	4.133	3.778	3.371	2.934
102-13	5.049	4.954	4.858	4.704	4.596	4.427	4.116	3.758	3.347	2.906
102-14	5.040	4.944	4.847	4.692	4.583	4.412	4.099	3.737	3.322	2.877
102-15	5.031	4.935	4.837	4.680	4.570	4.398	4.081	3.716	3.298	2.849
102-16	**5.022**	**4.925**	**4.826**	**4.668**	**4.558**	**4.383**	**4.064**	**3.696**	**3.274**	**2.820**
102-17	5.013	4.915	4.816	4.656	4.545	4.369	4.047	3.675	3.249	2.792
102-18	5.005	4.906	4.805	4.644	4.532	4.354	4.029	3.655	3.225	2.763
102-19	4.996	4.896	4.795	4.632	4.519	4.340	4.012	3.634	3.200	2.734
102-20	4.987	4.886	4.784	4.620	4.506	4.326	3.995	3.614	3.176	2.706
102-21	4.978	4.877	4.774	4.608	4.493	4.311	3.978	3.593	3.152	2.678
102-22	4.969	4.867	4.763	4.596	4.480	4.297	3.960	3.573	3.127	2.649
102-23	4.960	4.857	4.753	4.584	4.467	4.282	3.943	3.552	3.103	2.621
102-24	4.952	4.848	4.742	4.573	4.454	4.268	3.926	3.532	3.079	2.592
102-25	4.943	4.838	4.732	4.561	4.442	4.254	3.909	3.511	3.055	2.564
102-26	4.934	4.828	4.721	4.549	4.429	4.239	3.892	3.491	3.030	2.535
102-27	4.925	4.819	4.711	4.537	4.416	4.225	3.874	3.470	3.006	2.507
102-28	4.916	4.809	4.700	4.525	4.403	4.210	3.857	3.450	2.982	2.479
WAL	4.13	3.70	3.34	2.89	2.65	2.33	1.91	1.57	1.31	1.11
Principal Window	Aug05 - Oct16	Aug05 - Aug15	Aug05 - Sep14	Aug05 - Jun13	Aug05 - Oct12	Aug05 - Dec11	Aug05 - Nov10	Aug05 - Jan10	Aug05 - Jun09	Aug05 - Nov08

Class I-A Certificates – Run to maturity
Initial Coupon: 4.425%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
102-04	5.167	5.089	5.008	4.880	4.791	4.651	4.394	4.101	3.756	3.320
102-05	5.159	5.079	4.998	4.869	4.779	4.637	4.378	4.082	3.733	3.293
102-06	5.150	5.070	4.987	4.858	4.767	4.624	4.362	4.063	3.710	3.266
102-07	5.142	5.061	4.977	4.846	4.755	4.610	4.346	4.044	3.688	3.239
102-08	5.133	5.052	4.967	4.835	4.743	4.597	4.330	4.025	3.665	3.212
102-09	5.125	5.042	4.957	4.824	4.730	4.583	4.314	4.006	3.643	3.185
102-10	5.116	5.033	4.947	4.813	4.718	4.569	4.297	3.987	3.620	3.158
102-11	5.108	5.024	4.937	4.801	4.706	4.556	4.281	3.968	3.598	3.131
102-12	5.100	5.015	4.927	4.790	4.694	4.542	4.265	3.949	3.575	3.104
102-13	5.091	5.005	4.917	4.779	4.682	4.529	4.249	3.930	3.553	3.077
102-14	5.083	4.996	4.907	4.767	4.670	4.515	4.233	3.911	3.530	3.050
102-15	5.074	4.987	4.897	4.756	4.658	4.502	4.217	3.892	3.508	3.023
102-16	**5.066**	**4.978**	**4.887**	**4.745**	**4.645**	**4.488**	**4.201**	**3.873**	**3.485**	**2.996**
102-17	5.057	4.968	4.877	4.734	4.633	4.475	4.185	3.854	3.463	2.969
102-18	5.049	4.959	4.867	4.722	4.621	4.461	4.169	3.835	3.440	2.943
102-19	5.040	4.950	4.857	4.711	4.609	4.448	4.153	3.816	3.418	2.916
102-20	5.032	4.941	4.847	4.700	4.597	4.434	4.137	3.797	3.396	2.889
102-21	5.023	4.932	4.837	4.689	4.585	4.421	4.121	3.778	3.373	2.862
102-22	5.015	4.922	4.827	4.678	4.573	4.408	4.105	3.759	3.351	2.835
102-23	5.007	4.913	4.817	4.666	4.561	4.394	4.089	3.741	3.329	2.809
102-24	4.998	4.904	4.807	4.655	4.549	4.381	4.073	3.722	3.306	2.782
102-25	4.990	4.895	4.797	4.644	4.537	4.367	4.057	3.703	3.284	2.755
102-26	4.981	4.886	4.787	4.633	4.525	4.354	4.041	3.684	3.262	2.728
102-27	4.973	4.877	4.777	4.622	4.513	4.340	4.025	3.665	3.239	2.702
102-28	4.965	4.868	4.768	4.611	4.501	4.327	4.009	3.646	3.217	2.675
WAL	4.45	4.00	3.62	3.15	2.88	2.54	2.09	1.73	1.44	1.18
Principal Window	Aug05 - Jul28	Aug05 - Oct26	Aug05 - Feb25	Aug05 - Nov22	Aug05 - Aug21	Aug05 - Dec19	Aug05 - Aug17	Aug05 - Oct15	Aug05 - May14	Aug05 - Mar13

***1 MONTH LIBOR 3.380**
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

PRICE/YIELD TABLES (CONTINUED)*

Class II-A Certificates – Run to 10% call
Initial Coupon: 5.410%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
102-04	5.418	5.314	5.210	5.044	4.931	4.754	4.437	4.079	3.677	3.258
102-05	5.409	5.304	5.199	5.032	4.918	4.739	4.419	4.058	3.653	3.229
102-06	5.400	5.294	5.188	5.020	4.904	4.725	4.402	4.037	3.628	3.200
102-07	5.391	5.285	5.178	5.008	4.891	4.710	4.384	4.017	3.603	3.172
102-08	5.382	5.275	5.167	4.996	4.878	4.695	4.367	3.996	3.579	3.143
102-09	5.373	5.265	5.156	4.984	4.865	4.681	4.349	3.975	3.554	3.114
102-10	5.365	5.255	5.146	4.972	4.852	4.666	4.332	3.954	3.530	3.085
102-11	5.356	5.246	5.135	4.960	4.839	4.652	4.315	3.934	3.505	3.057
102-12	5.347	5.236	5.124	4.948	4.826	4.637	4.297	3.913	3.480	3.028
102-13	5.338	5.226	5.114	4.936	4.813	4.623	4.280	3.892	3.456	2.999
102-14	5.329	5.216	5.103	4.924	4.800	4.608	4.262	3.872	3.431	2.970
102-15	5.320	5.207	5.093	4.912	4.787	4.594	4.245	3.851	3.407	2.942
102-16	**5.311**	**5.197**	**5.082**	**4.900**	**4.774**	**4.579**	**4.228**	**3.830**	**3.382**	**2.913**
102-17	5.302	5.187	5.071	4.888	4.761	4.565	4.210	3.810	3.358	2.884
102-18	5.294	5.177	5.061	4.876	4.748	4.550	4.193	3.789	3.333	2.856
102-19	5.285	5.168	5.050	4.864	4.736	4.536	4.176	3.768	3.309	2.827
102-20	5.276	5.158	5.040	4.852	4.723	4.521	4.158	3.748	3.285	2.799
102-21	5.267	5.148	5.029	4.840	4.710	4.507	4.141	3.727	3.260	2.770
102-22	5.258	5.139	5.018	4.828	4.697	4.492	4.124	3.707	3.236	2.742
102-23	5.249	5.129	5.008	4.816	4.684	4.478	4.106	3.686	3.211	2.713
102-24	5.240	5.119	4.997	4.804	4.671	4.463	4.089	3.665	3.187	2.685
102-25	5.232	5.110	4.987	4.792	4.658	4.449	4.072	3.645	3.163	2.656
102-26	5.223	5.100	4.976	4.780	4.645	4.434	4.055	3.624	3.138	2.628
102-27	5.214	5.090	4.966	4.768	4.632	4.420	4.037	3.604	3.114	2.599
102-28	5.205	5.081	4.955	4.756	4.619	4.406	4.020	3.583	3.090	2.571
WAL	4.14	3.71	3.34	2.89	2.64	2.32	1.90	1.57	1.31	1.11
Principal Window	Aug05 - Oct16	Aug05 - Aug15	Aug05 - Sep14	Aug05 - Jun13	Aug05 - Oct12	Aug05 - Dec11	Aug05 - Nov10	Aug05 - Jan10	Aug05 - Jun09	Aug05 - Nov08

Class II-A Certificates – Run to maturity
Initial Coupon: 5.410%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
102-04	5.468	5.375	5.279	5.132	5.030	4.871	4.586	4.267	3.897	3.435
102-05	5.460	5.365	5.269	5.120	5.018	4.857	4.569	4.248	3.874	3.408
102-06	5.451	5.356	5.259	5.109	5.005	4.844	4.553	4.228	3.851	3.381
102-07	5.443	5.347	5.249	5.098	4.993	4.830	4.537	4.209	3.829	3.353
102-08	5.434	5.338	5.239	5.086	4.981	4.816	4.521	4.190	3.806	3.326
102-09	5.426	5.328	5.229	5.075	4.969	4.803	4.505	4.171	3.783	3.299
102-10	5.417	5.319	5.219	5.064	4.957	4.789	4.489	4.152	3.761	3.272
102-11	5.409	5.310	5.209	5.052	4.944	4.776	4.472	4.133	3.738	3.245
102-12	5.400	5.300	5.199	5.041	4.932	4.762	4.456	4.114	3.716	3.218
102-13	5.392	5.291	5.189	5.030	4.920	4.748	4.440	4.095	3.693	3.191
102-14	5.383	5.282	5.179	5.019	4.908	4.735	4.424	4.076	3.671	3.164
102-15	5.375	5.273	5.169	5.007	4.896	4.721	4.408	4.057	3.648	3.137
102-16	**5.366**	**5.264**	**5.159**	**4.996**	**4.884**	**4.708**	**4.392**	**4.038**	**3.625**	**3.110**
102-17	5.358	5.254	5.149	4.985	4.871	4.694	4.376	4.019	3.603	3.083
102-18	5.349	5.245	5.139	4.974	4.859	4.681	4.360	4.000	3.580	3.056
102-19	5.341	5.236	5.129	4.962	4.847	4.667	4.344	3.981	3.558	3.029
102-20	5.333	5.227	5.119	4.951	4.835	4.654	4.328	3.962	3.536	3.002
102-21	5.324	5.217	5.109	4.940	4.823	4.640	4.312	3.943	3.513	2.975
102-22	5.316	5.208	5.099	4.929	4.811	4.627	4.296	3.924	3.491	2.948
102-23	5.307	5.199	5.089	4.917	4.799	4.613	4.280	3.905	3.468	2.921
102-24	5.299	5.190	5.079	4.906	4.787	4.600	4.264	3.886	3.446	2.894
102-25	5.290	5.181	5.069	4.895	4.775	4.586	4.248	3.867	3.423	2.868
102-26	5.282	5.171	5.059	4.884	4.763	4.573	4.232	3.848	3.401	2.841
102-27	5.274	5.162	5.049	4.873	4.750	4.559	4.216	3.829	3.379	2.814
102-28	5.265	5.153	5.039	4.861	4.738	4.546	4.200	3.810	3.356	2.787
WAL	4.48	4.02	3.63	3.15	2.89	2.54	2.09	1.73	1.43	1.18
Principal Window	Aug05 - Jun28	Aug05 - Sep26	Aug05 - Feb25	Aug05-Nov22	Aug05 - Aug21	Aug05 - Nov19	Aug05 - Aug17	Aug05 - Oct15	Aug05 - May14	Aug05 - Mar13

***1 MONTH LIBOR 3.380**
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

PRICE/YIELD TABLES (CONTINUED)*

Class III-A Certificates – Run to the earlier of balloon at weighted-average reset (month 34) or 10% call
Initial Coupon: 5.310%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
100-26	4.773	4.752	4.730	4.694	4.668	4.627	4.551	4.463	4.360	4.238
100-27	4.757	4.735	4.712	4.676	4.650	4.608	4.530	4.439	4.333	4.208
100-28	4.741	4.719	4.695	4.658	4.631	4.588	4.508	4.415	4.306	4.178
100-29	4.725	4.702	4.678	4.640	4.612	4.568	4.486	4.391	4.280	4.148
100-30	4.709	4.686	4.661	4.621	4.593	4.548	4.464	4.367	4.253	4.118
100-31	4.693	4.669	4.644	4.603	4.575	4.529	4.442	4.343	4.226	4.088
101-00	4.677	4.653	4.627	4.585	4.556	4.509	4.421	4.319	4.199	4.058
101-01	4.661	4.636	4.610	4.567	4.537	4.489	4.399	4.295	4.173	4.028
101-02	4.645	4.620	4.593	4.549	4.519	4.469	4.377	4.271	4.146	3.998
101-03	4.629	4.603	4.575	4.531	4.500	4.450	4.356	4.247	4.119	3.968
101-04	4.613	4.586	4.558	4.513	4.481	4.430	4.334	4.223	4.093	3.939
101-05	4.597	4.570	4.541	4.495	4.463	4.410	4.312	4.199	4.066	3.909
101-06	**4.581**	**4.553**	**4.524**	**4.477**	**4.444**	**4.390**	**4.291**	**4.175**	**4.039**	**3.879**
101-07	4.565	4.537	4.507	4.459	4.425	4.371	4.269	4.151	4.013	3.849
101-08	4.550	4.521	4.490	4.441	4.407	4.351	4.247	4.127	3.986	3.820
101-09	4.534	4.504	4.473	4.423	4.388	4.331	4.226	4.103	3.960	3.790
101-10	4.518	4.488	4.456	4.405	4.369	4.312	4.204	4.079	3.933	3.760
101-11	4.502	4.471	4.439	4.387	4.351	4.292	4.182	4.055	3.907	3.730
101-12	4.486	4.455	4.422	4.369	4.332	4.272	4.161	4.031	3.880	3.701
101-13	4.470	4.438	4.405	4.352	4.314	4.253	4.139	4.008	3.854	3.671
101-14	4.454	4.422	4.388	4.334	4.295	4.233	4.118	3.984	3.827	3.641
101-15	4.438	4.405	4.371	4.316	4.276	4.213	4.096	3.960	3.801	3.612
101-16	4.422	4.389	4.354	4.298	4.258	4.194	4.075	3.936	3.774	3.582
101-17	4.406	4.373	4.337	4.280	4.239	4.174	4.053	3.912	3.748	3.553
101-18	4.391	4.356	4.320	4.262	4.221	4.155	4.031	3.889	3.721	3.523
WAL	2.10	2.02	1.95	1.85	1.78	1.68	1.52	1.37	1.23	1.09
Principal Window	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08

Class III-A Certificates – Run to balloon at weighted-average reset (month 34)
Initial Coupon: 5.310%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
100-26	4.773	4.752	4.730	4.694	4.668	4.627	4.551	4.463	4.360	4.238
100-27	4.757	4.735	4.712	4.676	4.650	4.608	4.530	4.439	4.333	4.208
100-28	4.741	4.719	4.695	4.658	4.631	4.588	4.508	4.415	4.306	4.178
100-29	4.725	4.702	4.678	4.640	4.612	4.568	4.486	4.391	4.280	4.148
100-30	4.709	4.686	4.661	4.621	4.593	4.548	4.464	4.367	4.253	4.118
100-31	4.693	4.669	4.644	4.603	4.575	4.529	4.442	4.343	4.226	4.088
101-00	4.677	4.653	4.627	4.585	4.556	4.509	4.421	4.319	4.199	4.058
101-01	4.661	4.636	4.610	4.567	4.537	4.489	4.399	4.295	4.173	4.028
101-02	4.645	4.620	4.593	4.549	4.519	4.469	4.377	4.271	4.146	3.998
101-03	4.629	4.603	4.575	4.531	4.500	4.450	4.356	4.247	4.119	3.968
101-04	4.613	4.586	4.558	4.513	4.481	4.430	4.334	4.223	4.093	3.939
101-05	4.597	4.570	4.541	4.495	4.463	4.410	4.312	4.199	4.066	3.909
101-06	**4.581**	**4.553**	**4.524**	**4.477**	**4.444**	**4.390**	**4.291**	**4.175**	**4.039**	**3.879**
101-07	4.565	4.537	4.507	4.459	4.425	4.371	4.269	4.151	4.013	3.849
101-08	4.550	4.521	4.490	4.441	4.407	4.351	4.247	4.127	3.986	3.820
101-09	4.534	4.504	4.473	4.423	4.388	4.331	4.226	4.103	3.960	3.790
101-10	4.518	4.488	4.456	4.405	4.369	4.312	4.204	4.079	3.933	3.760
101-11	4.502	4.471	4.439	4.387	4.351	4.292	4.182	4.055	3.907	3.730
101-12	4.486	4.455	4.422	4.369	4.332	4.272	4.161	4.031	3.880	3.701
101-13	4.470	4.438	4.405	4.352	4.314	4.253	4.139	4.008	3.854	3.671
101-14	4.454	4.422	4.388	4.334	4.295	4.233	4.118	3.984	3.827	3.641
101-15	4.438	4.405	4.371	4.316	4.276	4.213	4.096	3.960	3.801	3.612
101-16	4.422	4.389	4.354	4.298	4.258	4.194	4.075	3.936	3.774	3.582
101-17	4.406	4.373	4.337	4.280	4.239	4.174	4.053	3.912	3.748	3.553
101-18	4.391	4.356	4.320	4.262	4.221	4.155	4.031	3.889	3.721	3.523
WAL	2.10	2.02	1.95	1.85	1.78	1.68	1.52	1.37	1.23	1.09
Principal Window	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08	Aug05 - May08

*1 MONTH LIBOR 3.380
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

PRICE/YIELD TABLES (CONTINUED)*

Class IV-A-1 Certificates – Run to the earlier of balloon at weighted-average reset (month 58) or 10% call
Initial Coupon: 5.709%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield
101-08	5.150	5.118	5.085	5.031	4.992	4.929	4.809	4.648	4.439	4.212
101-09	5.139	5.106	5.072	5.017	4.977	4.913	4.791	4.627	4.414	4.182
101-10	5.127	5.094	5.059	5.003	4.963	4.897	4.772	4.606	4.388	4.153
101-11	5.115	5.081	5.046	4.989	4.948	4.881	4.754	4.584	4.363	4.123
101-12	5.103	5.069	5.033	4.975	4.933	4.865	4.736	4.563	4.338	4.094
101-13	5.091	5.056	5.020	4.961	4.918	4.849	4.718	4.542	4.313	4.065
101-14	5.079	5.044	5.007	4.947	4.903	4.833	4.700	4.521	4.288	4.035
101-15	5.067	5.031	4.994	4.933	4.889	4.817	4.681	4.500	4.263	4.006
101-16	5.056	5.019	4.981	4.919	4.874	4.801	4.663	4.478	4.238	3.977
101-17	5.044	5.006	4.967	4.904	4.859	4.785	4.645	4.457	4.213	3.947
101-18	5.032	4.994	4.954	4.890	4.844	4.769	4.627	4.436	4.187	3.918
101-19	5.020	4.982	4.941	4.876	4.830	4.754	4.609	4.415	4.162	3.889
101-20	**5.008**	**4.969**	**4.928**	**4.862**	**4.815**	**4.738**	**4.591**	**4.394**	**4.137**	**3.859**
101-21	4.997	4.957	4.915	4.848	4.800	4.722	4.572	4.373	4.112	3.830
101-22	4.985	4.944	4.902	4.834	4.785	4.706	4.554	4.352	4.087	3.801
101-23	4.973	4.932	4.889	4.820	4.771	4.690	4.536	4.331	4.062	3.772
101-24	4.961	4.920	4.876	4.806	4.756	4.674	4.518	4.310	4.037	3.742
101-25	4.949	4.907	4.863	4.792	4.741	4.658	4.500	4.289	4.012	3.713
101-26	4.938	4.895	4.850	4.778	4.727	4.642	4.482	4.268	3.988	3.684
101-27	4.926	4.883	4.837	4.764	4.712	4.626	4.464	4.246	3.963	3.655
101-28	4.914	4.870	4.824	4.750	4.697	4.611	4.446	4.225	3.938	3.626
101-29	4.902	4.858	4.811	4.737	4.683	4.595	4.428	4.204	3.913	3.597
101-30	4.891	4.846	4.799	4.723	4.668	4.579	4.410	4.184	3.888	3.568
101-31	4.879	4.833	4.786	4.709	4.653	4.563	4.392	4.163	3.863	3.539
102-00	4.867	4.821	4.773	4.695	4.639	4.547	4.374	4.142	3.838	3.509
WAL	2.94	2.79	2.64	2.44	2.31	2.13	1.85	1.57	1.31	1.10
Principal Window	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - Jan10	Aug05 - Jun09	Aug05 - Nov08

Class IV-A-1 Certificates – Run to balloon at weighted-average reset (month 58)
Initial Coupon: 5.709%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield
101-08	5.150	5.118	5.085	5.031	4.992	4.929	4.809	4.665	4.489	4.260
101-09	5.139	5.106	5.072	5.017	4.977	4.913	4.791	4.644	4.465	4.231
101-10	5.127	5.094	5.059	5.003	4.963	4.897	4.772	4.623	4.440	4.202
101-11	5.115	5.081	5.046	4.989	4.948	4.881	4.754	4.602	4.416	4.174
101-12	5.103	5.069	5.033	4.975	4.933	4.865	4.736	4.582	4.392	4.145
101-13	5.091	5.056	5.020	4.961	4.918	4.849	4.718	4.561	4.368	4.117
101-14	5.079	5.044	5.007	4.947	4.903	4.833	4.700	4.540	4.344	4.088
101-15	5.067	5.031	4.994	4.933	4.889	4.817	4.681	4.519	4.319	4.060
101-16	5.056	5.019	4.981	4.919	4.874	4.801	4.663	4.498	4.295	4.032
101-17	5.044	5.006	4.967	4.904	4.859	4.785	4.645	4.477	4.271	4.003
101-18	5.032	4.994	4.954	4.890	4.844	4.769	4.627	4.456	4.247	3.975
101-19	5.020	4.982	4.941	4.876	4.830	4.754	4.609	4.436	4.223	3.946
101-20	**5.008**	**4.969**	**4.928**	**4.862**	**4.815**	**4.738**	**4.591**	**4.415**	**4.199**	**3.918**
101-21	4.997	4.957	4.915	4.848	4.800	4.722	4.572	4.394	4.175	3.890
101-22	4.985	4.944	4.902	4.834	4.785	4.706	4.554	4.373	4.151	3.861
101-23	4.973	4.932	4.889	4.820	4.771	4.690	4.536	4.352	4.127	3.833
101-24	4.961	4.920	4.876	4.806	4.756	4.674	4.518	4.332	4.103	3.805
101-25	4.949	4.907	4.863	4.792	4.741	4.658	4.500	4.311	4.079	3.777
101-26	4.938	4.895	4.850	4.778	4.727	4.642	4.482	4.290	4.055	3.748
101-27	4.926	4.883	4.837	4.764	4.712	4.626	4.464	4.270	4.031	3.720
101-28	4.914	4.870	4.824	4.750	4.697	4.611	4.446	4.249	4.007	3.692
101-29	4.902	4.858	4.811	4.737	4.683	4.595	4.428	4.228	3.983	3.664
101-30	4.891	4.846	4.799	4.723	4.668	4.579	4.410	4.207	3.959	3.636
101-31	4.879	4.833	4.786	4.709	4.653	4.563	4.392	4.187	3.935	3.607
102-00	4.867	4.821	4.773	4.695	4.639	4.547	4.374	4.166	3.911	3.579
WAL	2.94	2.79	2.64	2.44	2.31	2.13	1.85	1.60	1.37	1.14
Principal Window	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10

***1 MONTH LIBOR 3.380**
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

PRICE/YIELD TABLES (CONTINUED)*

Class IV-A-2 Certificates – Run to the earlier of balloon at weighted-average reset (month 58) or 10% call
Initial Coupon: 5.709%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
100-30	5.269	5.244	5.216	5.173	5.141	5.090	4.992	4.862	4.692	4.508
100-31	5.258	5.231	5.203	5.158	5.126	5.074	4.974	4.840	4.666	4.478
101-00	5.246	5.218	5.190	5.144	5.111	5.058	4.955	4.819	4.641	4.448
101-01	5.234	5.206	5.177	5.130	5.096	5.042	4.937	4.797	4.616	4.419
101-02	5.222	5.193	5.164	5.116	5.081	5.025	4.919	4.776	4.590	4.389
101-03	5.210	5.181	5.151	5.102	5.067	5.009	4.900	4.755	4.565	4.360
101-04	5.198	5.168	5.138	5.088	5.052	4.993	4.882	4.733	4.540	4.330
101-05	5.186	5.156	5.124	5.074	5.037	4.977	4.864	4.712	4.515	4.300
101-06	5.174	5.143	5.111	5.059	5.022	4.961	4.846	4.691	4.489	4.271
101-07	5.162	5.131	5.098	5.045	5.007	4.945	4.827	4.670	4.464	4.241
101-08	5.150	5.118	5.085	5.031	4.992	4.929	4.809	4.648	4.439	4.212
101-09	5.139	5.106	5.072	5.017	4.977	4.913	4.791	4.627	4.414	4.182
101-10	**5.127**	**5.094**	**5.059**	**5.003**	**4.963**	**4.897**	**4.772**	**4.606**	**4.388**	**4.153**
101-11	5.115	5.081	5.046	4.989	4.948	4.881	4.754	4.584	4.363	4.123
101-12	5.103	5.069	5.033	4.975	4.933	4.865	4.736	4.563	4.338	4.094
101-13	5.091	5.056	5.020	4.961	4.918	4.849	4.718	4.542	4.313	4.065
101-14	5.079	5.044	5.007	4.947	4.903	4.833	4.700	4.521	4.288	4.035
101-15	5.067	5.031	4.994	4.933	4.889	4.817	4.681	4.500	4.263	4.006
101-16	5.056	5.019	4.981	4.919	4.874	4.801	4.663	4.478	4.238	3.977
101-17	5.044	5.006	4.967	4.904	4.859	4.785	4.645	4.457	4.213	3.947
101-18	5.032	4.994	4.954	4.890	4.844	4.769	4.627	4.436	4.187	3.918
101-19	5.020	4.982	4.941	4.876	4.830	4.754	4.609	4.415	4.162	3.889
101-20	5.008	4.969	4.928	4.862	4.815	4.738	4.591	4.394	4.137	3.859
101-21	4.997	4.957	4.915	4.848	4.800	4.722	4.572	4.373	4.112	3.830
101-22	4.985	4.944	4.902	4.834	4.785	4.706	4.554	4.352	4.087	3.801
WAL	2.94	2.79	2.64	2.44	2.31	2.13	1.85	1.57	1.31	1.10
Principal Window	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - Jan10	Aug05 - Jun09	Aug05 - Nov08

Class IV-A-2 Certificates – Run to balloon at weighted-average reset (month 58)
Initial Coupon: 5.709%

Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45CPR Yield	50 CPR Yield
100-30	5.269	5.244	5.216	5.173	5.141	5.090	4.992	4.875	4.732	4.546
100-31	5.258	5.231	5.203	5.158	5.126	5.074	4.974	4.854	4.708	4.517
101-00	5.246	5.218	5.190	5.144	5.111	5.058	4.955	4.833	4.683	4.489
101-01	5.234	5.206	5.177	5.130	5.096	5.042	4.937	4.812	4.659	4.460
101-02	5.222	5.193	5.164	5.116	5.081	5.025	4.919	4.791	4.635	4.431
101-03	5.210	5.181	5.151	5.102	5.067	5.009	4.900	4.770	4.610	4.403
101-04	5.198	5.168	5.138	5.088	5.052	4.993	4.882	4.749	4.586	4.374
101-05	5.186	5.156	5.124	5.074	5.037	4.977	4.864	4.728	4.562	4.345
101-06	5.174	5.143	5.111	5.059	5.022	4.961	4.846	4.707	4.537	4.317
101-07	5.162	5.131	5.098	5.045	5.007	4.945	4.827	4.686	4.513	4.288
101-08	5.150	5.118	5.085	5.031	4.992	4.929	4.809	4.665	4.489	4.260
101-09	5.139	5.106	5.072	5.017	4.977	4.913	4.791	4.644	4.465	4.231
101-10	**5.127**	**5.094**	**5.059**	**5.003**	**4.963**	**4.897**	**4.772**	**4.623**	**4.440**	**4.202**
101-11	5.115	5.081	5.046	4.989	4.948	4.881	4.754	4.602	4.416	4.174
101-12	5.103	5.069	5.033	4.975	4.933	4.865	4.736	4.582	4.392	4.145
101-13	5.091	5.056	5.020	4.961	4.918	4.849	4.718	4.561	4.368	4.117
101-14	5.079	5.044	5.007	4.947	4.903	4.833	4.700	4.540	4.344	4.088
101-15	5.067	5.031	4.994	4.933	4.889	4.817	4.681	4.519	4.319	4.060
101-16	5.056	5.019	4.981	4.919	4.874	4.801	4.663	4.498	4.295	4.032
101-17	5.044	5.006	4.967	4.904	4.859	4.785	4.645	4.477	4.271	4.003
101-18	5.032	4.994	4.954	4.890	4.844	4.769	4.627	4.456	4.247	3.975
101-19	5.020	4.982	4.941	4.876	4.830	4.754	4.609	4.436	4.223	3.946
101-20	5.008	4.969	4.928	4.862	4.815	4.738	4.591	4.415	4.199	3.918
101-21	4.997	4.957	4.915	4.848	4.800	4.722	4.572	4.394	4.175	3.890
101-22	4.985	4.944	4.902	4.834	4.785	4.706	4.554	4.373	4.151	3.861
WAL	2.94	2.79	2.64	2.44	2.31	2.13	1.85	1.60	1.37	1.14
Principal Window	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10

***1 MONTH LIBOR 3.380**
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

DISCOUNT MARGIN TABLES *

Class V-A-1 Certificates – Run to 10% call

Price	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
100-00	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0	28.0
WAL	4.15	3.71	3.35	2.89	2.64	2.32	1.90	1.57	1.31	1.11
Principal Window	Aug05 - Oct16	Aug05 - Aug15	Aug05 - Sep14	Aug05 - Jun13	Aug05 - Oct12	Aug05 - Dec11	Aug05 - Nov10	Aug05 - Jan10	Aug05 - Jun09	Aug05 - Nov08

Class V-A-1 Certificates – Run to maturity

Price	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
100-00	29.4	29.6	29.6	29.8	29.9	29.9	30.0	30.2	30.2	29.5
WAL	4.49	4.02	3.64	3.16	2.89	2.54	2.09	1.73	1.43	1.18
Principal Window	Aug05 - Jul28	Aug05 - Oct26	Aug05 - Feb25	Aug05 - Nov22	Aug05 - Aug21	Aug05 - Dec19	Aug05 - Aug17	Aug05 - Oct15	Aug05 - May14	Aug05 - Mar13

***1 MONTH LIBOR 3.380**
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

DISCOUNT MARGIN TABLES (CONTINUED)*

Class V-A-2 Certificates – Run to 10% call

Price	18 CPR	20 CPR	22 CPR	25CPR	27 CPR	30 CPR	35 CPR	40 CPR	45CPR	50 CPR
100	33.0	33.0	33.0	33.0	33.0	33.0	33.0	33.0	33.0	33.0
WAL	4.15	3.71	3.35	2.89	2.64	2.32	1.90	1.57	1.31	1.11
Principal Window	Aug05 - Oct16	Aug05 - Aug15	Aug05 - Sep14	Aug05 - Jun13	Aug05 - Oct12	Aug05 - Dec11	Aug05 - Nov10	Aug05 - Jan10	Aug05 - Jun09	Aug05 - Nov08

Class V-A-2 Certificates – Run to maturity

Price	18 CPR	20 CPR	22 CPR	25CPR	27 CPR	30 CPR	35 CPR	40 CPR	45CPR	50 CPR
100	34.7	34.8	34.9	35.1	35.2	35.3	35.4	35.6	35.5	34.8
WAL	4.49	4.02	3.64	3.16	2.89	2.54	2.09	1.73	1.43	1.18
Principal Window	Aug05 - Jul28	Aug05 - Oct26	Aug05 - Feb25	Aug05 - Nov22	Aug05 - Aug21	Aug05 - Dec19	Aug05 - Aug17	Aug05 - Oct15	Aug05 - May14	Aug05 - Mar13

*1 MONTH LIBOR 3.380
6 MONTH LIBOR 3.810
1 YEAR LIBOR 4.019
1 YEAR CMT 3.580

NET FUNDS CAP *

Group V Net Funds Cap (applicable to the Group V-A-1 and Group V-A-2 Certificates)

Period	DistributionDate	Day Count	Net Funds Cap 30/360 (%)	Actual Funds Cap act/360 (%) **
1	25-Aug-05	27	6.60	7.33
2	25-Sep-05	31	6.60	6.39
3	25-Oct-05	30	6.71	6.71
4	25-Nov-05	31	6.71	6.50
5	25-Dec-05	30	6.76	6.76
6	25-Jan-06	31	6.91	6.68
7	25-Feb-06	31	6.93	6.70
8	25-Mar-06	28	6.93	7.43
9	25-Apr-06	31	6.96	6.73
10	25-May-06	30	6.96	6.96
11	25-Jun-06	31	6.98	6.76
12	25-Jul-06	30	7.13	7.13
13	25-Aug-06	31	7.13	6.90
14	25-Sep-06	31	7.14	6.91
15	25-Oct-06	30	7.17	7.17
16	25-Nov-06	31	7.17	6.94
17	25-Dec-06	30	7.21	7.21
18	25-Jan-07	31	7.22	6.99
19	25-Feb-07	31	7.23	7.00
20	25-Mar-07	28	7.29	7.81
21	25-Apr-07	31	7.46	7.22
22	25-May-07	30	8.01	8.01
23	25-Jun-07	31	9.13	8.84
24	25-Jul-07	30	9.38	9.38
25	25-Aug-07	31	9.39	9.09
26	25-Sep-07	31	9.41	9.11
27	25-Oct-07	30	9.48	9.48
28	25-Nov-07	31	9.65	9.34
29	25-Dec-07	30	9.91	9.91
30	25-Jan-08	31	9.94	9.62
31	25-Feb-08	31	9.95	9.63
32	25-Mar-08	29	9.98	10.32
33	25-Apr-08	31	10.05	9.73
34	25-May-08	30	10.24	10.24
35	25-Jun-08	31	10.70	10.36
36	25-Jul-08	30	11.12	11.12
37	25-Aug-08	31	11.13	10.77
38	25-Sep-08	31	11.13	10.77
39	25-Oct-08	30	11.14	11.14
40	25-Nov-08	31	11.16	10.80
41	25-Dec-08	30	11.26	11.26
42	25-Jan-09	31	11.26	10.90
43	25-Feb-09	31	11.26	10.90
44	25-Mar-09	28	11.27	12.07
45	25-Apr-09	31	11.27	10.91
46	25-May-09	30	11.27	11.27
47	25-Jun-09	31	11.29	10.93
48	25-Jul-09	30	11.29	11.29
49	25-Aug-09	31	11.29	10.93
50	25-Sep-09	31	11.30	10.93
51	25-Oct-09	30	11.31	11.31
52	25-Nov-09	31	11.32	10.95
53	25-Dec-09	30	11.33	11.33
54	25-Jan-10	31	11.33	10.96
55	25-Feb-10	31	11.33	10.96
56	25-Mar-10	28	11.35	12.16
57	25-Apr-10	31	11.36	10.99
58	25-May-10	30	11.49	11.49
59	25-Jun-10	31	11.94	11.56
60	25-Jul-10	30	12.30	12.30
61	25-Aug-10	31	12.31	11.91
62	25-Sep-10	31	12.31	11.91
63	25-Oct-10	30	12.31	12.31
64	25-Nov-10	31	12.31	11.91
65	25-Dec-10	30	12.31	12.31
66	25-Jan-11	31	12.31	11.92
67	25-Feb-11	31	12.31	11.92
68	25-Mar-11	28	12.31	13.19
69	25-Apr-11	31	12.31	11.92
70	25-May-11	30	12.31	12.31
71	25-Jun-11	31	12.31	11.92
72	25-Jul-11	30	12.31	12.31***

* *Assumes each underlying collateral index remains constant at 20% and pricing speed of 25% CPR.*

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to |11.92|%.

CAP AGREEMENT

Class V-A-1 Cap Agreement

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate (%)
1	25-Aug-05	182,886,300.00	7.33
2	25-Sep-05	178,040,466.45	6.10
3	25-Oct-05	173,310,004.85	6.42
4	25-Nov-05	168,692,171.71	6.21
5	25-Dec-05	164,184,288.70	6.47
6	25-Jan-06	159,783,741.13	6.39
7	25-Feb-06	155,488,753.43	6.41
8	25-Mar-06	151,296,022.35	7.14
9	25-Apr-06	147,203,116.31	6.44
10	25-May-06	143,207,661.48	6.67
11	25-Jun-06	139,307,340.44	6.47
12	25-Jul-06	135,499,890.82	6.84
13	25-Aug-06	131,783,321.91	6.61
14	25-Sep-06	128,155,322.09	6.62
15	25-Oct-06	124,613,712.59	6.88
16	25-Nov-06	121,156,456.15	6.65
17	25-Dec-06	117,781,528.98	6.92
18	25-Jan-07	114,487,245.92	6.70
19	25-Feb-07	111,271,291.20	6.71
20	25-Mar-07	108,131,937.92	7.52
21	25-Apr-07	105,067,637.03	6.93
22	25-May-07	102,076,455.09	7.72
23	25-Jun-07	99,157,245.76	8.55
24	25-Jul-07	96,309,104.39	9.09
25	25-Aug-07	93,529,547.97	8.80
26	25-Sep-07	90,816,124.75	8.82
27	25-Oct-07	88,167,300.99	9.19
28	25-Nov-07	85,581,653.76	9.05

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate (%)
29	25-Dec-07	83,057,968.47	9.62
30	25-Jan-08	80,595,024.30	9.33
31	25-Feb-08	78,190,769.75	9.34
32	25-Mar-08	75,843,748.73	10.03
33	25-Apr-08	73,552,680.10	9.44
34	25-May-08	71,316,184.09	9.95
35	25-Jun-08	69,133,215.14	10.07
36	25-Jul-08	67,002,809.93	10.83
37	25-Aug-08	-	N/A
38	25-Sep-08	64,923,401.43	10.48
39	25-Oct-08	64,923,401.43	10.85
40	25-Nov-08	-	N/A
41	25-Dec-08	61,931,118.20	10.97
42	25-Jan-09	-	N/A
43	25-Feb-09	59,016,433.42	10.61
44	25-Mar-09	57,610,860.72	11.78
45	25-Apr-09	-	N/A
46	25-May-09	54,899,190.19	10.98
47	25-Jun-09	-	N/A
48	25-Jul-09	52,314,969.99	11.00
49	25-Aug-09	-	N/A
50	25-Sep-09	49,852,220.09	10.64
51	25-Oct-09	48,664,492.10	11.02
52	25-Nov-09	-	N/A
53	25-Dec-09	46,373,080.08	11.04
54	25-Jan-10	-	N/A
55	25-Feb-10	44,189,179.91	10.67
56	25-Mar-10	43,136,016.30	11.87

COLLATERAL DETAILS

MORTGAGE PROGRAMS
GROUP I - V

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6 MO LIBOR	9.92	50,068,057.24	5.102	4	2.795	2.174	1.577	7.186
2/6 LIBOR	33.05	166,789,789.22	6.760	21	3.479	3.435	1.060	5.275
3/1 LIBOR	0.20	1,014,267.33	5.623	35	2.250	3.290	2.000	5.570
3/6 LIBOR	27.55	139,053,687.25	5.816	34	2.835	5.047	1.891	5.719
5/1 CMT	0.03	175,000.00	5.625	58	2.750	5.000	2.000	5.000
5/1 LIBOR	0.58	2,944,421.55	5.542	58	2.250	4.637	2.000	5.000
5/6 LIBOR	28.66	144,626,545.62	6.267	58	3.053	5.670	1.649	5.694
Total:	100.00	504,691,668.21	6.184	34	3.102	4.402	1.459	5.706

GROUP I

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6 MO LIBOR	93.26	32,416,058.51	4.692	3	2.474	1.082	1.015	6.019
2/6 LIBOR	6.74	2,341,648.31	5.074	17	2.396	3.458	1.000	5.153
Total:	100.00	34,757,706.82	4.718	4	2.469	1.242	1.014	5.961

GROUP II

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/6 LIBOR	96.12	24,801,003.52	5.682	21	3.049	3.470	1.100	5.350
3/6 LIBOR	3.88	1,000,000.00	5.500	24	1.380	6.000	1.000	6.000
Total:	100.00	25,801,003.52	5.675	21	2.985	3.568	1.096	5.376

COLLATERAL DETAILS (CONTINUED)

GROUP III

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
3/1 LIBOR	0.91	1,014,267.33	5.623	35	2.250	3.290	2.000	5.570
3/6 LIBOR	99.09	110,915,921.26	5.575	34	2.723	4.917	1.651	5.677
Total:	100.00	111,930,188.59	5.575	34	2.718	4.903	1.655	5.676

GROUP IV

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 CMT	0.16	175,000.00	5.625	58	2.750	5.000	2.000	5.000
5/1 LIBOR	2.77	2,944,421.55	5.542	58	2.250	4.637	2.000	5.000
5/6 LIBOR	97.07	103,297,807.86	5.987	58	2.976	5.725	1.696	5.748
Total:	100.00	106,417,229.41	5.974	58	2.956	5.694	1.705	5.726

GROUP V

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6 MO LIBOR	7.83	17,671,998.43	5.262	4	3.387	4.178	2.807	9.326
2/6 LIBOR	61.85	139,647,137.69	6.979	21	3.573	3.428	1.054	5.264
3/6 LIBOR	12.02	27,137,665.99	5.814	34	3.346	5.544	1.826	5.877
5/6 LIBOR	18.30	41,328,737.76	6.967	58	3.244	5.533	1.531	5.558
Total:	100.00	225,785,539.87	6.869	28	3.471	4.126	1.356	5.709

COLLATERAL DETAILS (CONTINUED)

Current Rates of the Mortgage Loans

Current Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
3.501 - 3.750	0.73	0	0	0	0	0.05
3.751 - 4.000	5.4	0	0.47	0	0	0.48
4.001 - 4.250	11.33	0	0.67	0	0.49	1.15
4.251 - 4.500	21.38	0	0.44	0	0.16	1.64
4.501 - 4.750	28.53	0	2.71	0.28	0.55	2.87
4.751 - 5.000	5.25	3.29	7.67	1.89	0	2.63
5.001 - 5.250	15.35	10.55	10.87	4.41	0.63	5.22
5.251 - 5.500	10.04	18.18	25.36	5.75	1.27	9.03
5.501 - 5.750	0.71	29.64	18.19	18.61	0.48	9.74
5.751 - 6.000	1.28	38.34	22.13	26.45	1.25	13.09
6.001 - 6.250	0	0	11.48	18.88	6.56	9.46
6.251 - 6.500	0	0	0	23.73	15.44	11.91
6.501 - 6.750	0	0	0	0	21.48	9.61
6.751 - 7.000	0	0	0	0	21.57	9.65
7.001 - 7.250	0	0	0	0	9.49	4.25
7.251 - 7.500	0	0	0	0	9.75	4.36
7.501 - 7.750	0	0	0	0	5.58	2.5
7.751 - 8.000	0	0	0	0	1.71	0.76
8.001 - 8.250	0	0	0	0	1.77	0.79
8.251 - 8.500	0	0	0	0	0.66	0.3
8.501 - 8.750	0	0	0	0	0.97	0.44
8.751 - 9.000	0	0	0	0	0.15	0.07
9.251 - 9.500	0	0	0	0	0.06	0.03
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	3.75	5	4	4.75	4.25	3.75
Maximum	6	6	6.25	6.5	9.5	9.5
Weighted Average	4.718	5.675	5.575	5.974	6.869	6.184

COLLATERAL DETAILS (CONTINUED)

Current Net Mortgage Rates of the Mortgage Loans

Current Net Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
3.251 - 3.500	0.73	0	0	0	0	0.05
3.501 - 3.750	5.4	0	0.47	0	0	0.48
3.751 - 4.000	15.24	0	0.67	0	0.49	1.42
4.001 - 4.250	20.2	0	0.44	0	0.16	1.56
4.251 - 4.500	26.76	0	2.71	0.28	0.55	2.75
4.501 - 4.750	6.36	3.29	7.67	1.89	0	2.7
4.751 - 5.000	14.15	10.55	10.87	4.41	0.63	5.13
5.001 - 5.250	9.18	18.18	25.36	5.75	1.27	8.97
5.251 - 5.500	1.47	29.64	18.19	18.61	0.73	9.9
5.501 - 5.750	0.52	38.34	22.13	26.45	1.16	13
5.751 - 6.000	0	0	11.48	18.88	6.7	9.52
6.001 - 6.250	0	0	0	23.73	15.15	11.78
6.251 - 6.500	0	0	0	0	21.61	9.67
6.501 - 6.750	0	0	0	0	21.61	9.67
6.751 - 7.000	0	0	0	0	9.31	4.17
7.001 - 7.250	0	0	0	0	9.75	4.36
7.251 - 7.500	0	0	0	0	5.58	2.5
7.501 - 7.750	0	0	0	0	1.71	0.76
7.751 - 8.000	0	0	0	0	1.77	0.79
8.001 - 8.250	0	0	0	0	0.66	0.3
8.251 - 8.500	0	0	0	0	0.97	0.44
8.501 - 8.750	0	0	0	0	0.15	0.07
9.001 - 9.250	0	0	0	0	0.06	0.03
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	3.36	4.735	3.735	4.485	3.86	3.36
Maximum	5.735	5.735	5.985	6.235	9.235	9.235
Weighted Average	4.425	5.41	5.31	5.709	6.601	5.916

COLLATERAL DETAILS (CONTINUED)

Principal Balances of the Mortgage Loans at Origination

Principal Balances of the Mortgage Loans at Origination	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
25,000.01 - 50,000.00	0	0	0	0	0.15	0.07
50,000.01 - 75,000.00	0	0.52	0.06	0.06	0.68	0.36
75,000.01 - 100,000.00	0	0	0.26	0.85	1.55	0.93
100,000.01 - 125,000.0	0	4.5	1.05	1.43	2.78	2.01
125,000.01 - 150,000.0	0	1.06	1.87	3.22	5.13	3.44
150,000.01 - 175,000.0	0.89	3.14	1.78	3.52	4.25	3.26
175,000.01 - 200,000.0	0.52	5.07	3.42	5.16	5.39	4.55
200,000.01 - 225,000.0	2.5	7.47	3.04	5.84	5.66	4.99
225,000.01 - 250,000.0	2.05	10.08	3.42	7.6	6.63	5.98
250,000.01 - 275,000.0	4.54	3.96	2.12	3.98	5.45	4.26
275,000.01 - 350,000.0	10.8	19.1	10.23	14.9	16.92	14.7
350,000.01 - 450,000.0	11.51	18.19	22.01	17.32	14.05	16.54
450,000.01 - 550,000.0	17.53	9.66	20.02	10.58	8.35	12.1
550,000.01 - 650,000.0	15.4	0	13.06	8.07	8.19	9.32
650,000.01 - 750,000.0	0	2.85	6.84	5.94	2.14	3.87
750,000.01 - 850,000.0	2.34	0	2.09	5.22	3.25	3.18
850,000.01 >=	31.92	14.4	8.75	6.32	9.42	10.42
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	153,000.00	63,700.00	67,000.00	60,000.00	40,000.00	40,000.00
Maximum	1,350,000.00	1,560,000.00	2,100,000.00	1,500,000.00	1,575,000.00	2,100,000.00
Average	489,875.07	296,694.92	384,301.61	314,932.61	277,490.83	315,314.86

COLLATERAL DETAILS (CONTINUED)

Cut-off Date Principal Balances of the Mortgage Loans

Cut-off Date Principal Balances of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
25,000.01 - 50,000.00	0	0	0	0	0.15	0.07
50,000.01 - 75,000.00	0	0.52	0.06	0.06	0.68	0.36
75,000.01 - 100,000.00	0	0	0.26	0.85	1.55	0.93
100,000.01 - 125,000.00	0	4.5	1.05	1.43	2.78	2.01
125,000.01 - 150,000.00	0	1.06	2	3.22	5.13	3.47
150,000.01 - 175,000.00	0.89	3.14	1.78	3.52	4.25	3.26
175,000.01 - 200,000.00	0.52	5.07	3.42	5.16	5.39	4.55
200,000.01 - 225,000.00	2.5	7.47	3.04	5.84	5.66	4.99
225,000.01 - 250,000.00	2.05	10.08	3.64	7.6	6.74	6.08
250,000.01 - 275,000.00	4.54	3.96	1.9	3.98	5.33	4.16
275,000.01 - 350,000.00	10.8	19.1	10.23	14.9	16.92	14.7
350,000.01 - 450,000.00	11.51	18.19	21.88	17.32	14.05	16.51
450,000.01 - 550,000.00	17.53	9.66	20.02	10.58	8.35	12.1
550,000.01 - 650,000.00	15.4	0	13.06	8.07	8.19	9.32
650,000.01 - 750,000.00	0	2.85	6.84	5.94	2.14	3.87
750,000.01 - 850,000.00	2.34	0	2.09	5.22	3.25	3.18
850,000.01 >=	31.92	14.4	8.75	6.32	9.42	10.42
Total:	100	100	100	100	100	100
Minimum	153,000.00	63,633.49	66,933.30	60,000.00	40,000.00	40,000.00
Maximum	1,350,000.00	1,560,000.00	2,100,000.00	1,500,000.00	1,575,000.00	2,100,000.00
Average	489,545.17	296,563.26	383,322.56	314,843.87	277,377.81	315,038.49

COLLATERAL DETAILS (CONTINUED)

Original Terms of the Mortgage Loans

Original Terms of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
360 - 360	100	100	100	100	100	100
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	360	360	360	360	360	360
Maximum	360	360	360	360	360	360
Weighted Average	360	360	360	360	360	360

Stated Remainimg Terms of the Mortgage Loans

Stated Remainimg Terms of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
340 - 360	100	100	100	100	100	100
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	351	348	353	354	348	348
Maximum	359	359	360	360	360	360
Weighted Average	356	357	358	358	358	358

COLLATERAL DETAILS (CONTINUED)

Months Since Origination of the Mortgage Loans

Months Since Origination of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
0	0.00	0.00	0.10	0.19	0.14	0.12
1	21.34	4.18	32.59	48.24	21.66	28.77
2	16.19	34.11	37.08	38.59	45.32	39.49
3	7.36	35.03	21.68	7.88	20.17	17.79
4 - 6	44.42	22.81	8.11	5.09	10.09	11.61
7 - 9	10.69	0.00	0.44	0.00	1.66	1.57
10 - 12	0.00	3.88	0.00	0.00	0.97	0.63
Total:	100.00	100.00	100.00	100.00	100.00	100.00
Minimum	1.00	1.00	0.00	0.00	0.00	0.00
Maximum	9.00	12.00	7.00	6.00	12.00	12.00
Weighted Average	4.00	3.00	2.00	2.00	2.00	2.00

Original Interest Only Term of the Mortgage Loans

Original Interest Only Term of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
0	6.97	15.49	15.22	18.11	19.16	17.04
13 - 24	2.43	6.82	0.00	0.00	3.56	2.11
25 - 36	0.00	1.13	1.50	0.00	0.89	0.79
37 - 60	81.57	13.71	47.90	6.51	13.58	24.39
61 - 120	9.03	62.85	35.38	75.37	62.81	55.67
Total:	100.00	100.00	100.00	100.00	100.00	100.00
Minimum	0.00	0.00	0.00	0.00	0.00	0.00
Maximum	120.00	120.00	120.00	120.00	120.00	120.00
Non-zero Weighted Average	65.00	101.00	85.00	115.00	105.00	99.00

COLLATERAL DETAILS (CONTINUED)

Prepay Penalty Original Term of the Mortgage Loans

Prepay Penalty Original Term of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
0	51.77	37.29	36.20	31.04	38.24	37.15
4 -6	0.00	6.20	11.66	16.75	5.78	9.02
7 - 12	0.86	3.11	4.10	5.67	9.33	6.50
13 - 24	3.81	44.43	0.89	9.14	33.50	19.64
25 - 36	36.34	8.48	46.80	30.54	12.15	25.19
37 - 60	7.22	0.49	0.36	6.85	1.00	2.49
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	0.00	0.00	0.00	0.00	0.00	0.00
Maximum	60.00	60.00	60.00	60.00	60.00	60.00
Non-zero Weighted Average	38.00	24.00	29.00	28.00	23.00	26.00

Credit Scores of the Mortgage Loans

Credit Scores of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
NA	0.00	1.79	0.00	0.00	0.72	0.41
1 - 580	0.00	0.00	0.00	0.00	0.07	0.03
581 - 600	0.00	0.00	0.00	0.00	0.12	0.05
601 - 620	0.00	0.00	0.00	0.56	2.10	1.05
621 - 640	1.07	7.87	0.87	2.61	8.04	4.81
641 - 660	1.88	12.72	3.61	9.72	14.15	9.96
661 - 680	20.86	17.00	10.08	12.04	14.07	13.37
681 - 700	18.50	22.54	16.35	16.92	18.91	18.08
701 - 720	19.37	6.42	18.51	14.74	16.11	16.08
721 - 740	12.83	13.35	17.06	12.56	8.23	11.68
741 - 760	6.83	5.61	13.98	10.20	8.62	9.86
761 - 780	9.83	4.33	11.72	8.37	5.33	7.65
781 - 800	7.62	5.98	6.09	10.72	2.87	5.73
801 - 820	1.19	2.39	1.72	1.55	0.56	1.16
821 - 840	0.00	0.00	0.00	0.00	0.11	0.05
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	637.00	625.00	622.00	620.00	580.00	580.00
Maximum	803.00	816.00	812.00	819.00	821.00	821.00
Non-zero Weighted Average	715.00	700.00	723.00	715.00	695.00	707.00

COLLATERAL DETAILS (CONTINUED)

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
<= 50.00	8.15	0.83	2.63	4.32	0.54	2.34
50.01 - 55.00	1.55	7.50	1.12	0.73	0.30	1.02
55.01 - 60.00	10.55	1.48	2.69	6.90	0.90	3.26
60.01 - 65.00	8.90	0.72	12.85	7.11	1.38	5.62
65.01 - 70.00	18.86	31.35	10.72	18.02	19.92	17.99
70.01 - 75.00	16.16	9.34	15.56	11.11	5.77	9.96
75.01 - 80.00	32.41	47.12	50.40	49.51	63.58	54.70
80.01 - 85.00	1.30	0.00	0.80	0.52	0.75	0.71
85.01 - 90.00	2.12	1.66	0.92	0.21	2.04	1.39
90.01 - 95.00	0.00	0.00	1.65	0.77	2.63	1.70
95.01 - 100.00	0.00	0.00	0.67	0.81	2.08	1.25
100.01 - 105.00	0.00	0.00	0.00	0.00	0.11	0.05
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	33.33	38.28	29.13	29.65	36.61	**29.13**
Maximum	90.00	90.00	100.00	100.00	100.05	**100.05**
Weighted Average	69.76	73.58	74.22	73.16	77.97	**75.33**

COLLATERAL DETAILS (CONTINUED)

Documentation Type of the Mortgage Loans

Documentation Type of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
Full (I-A)	34.45	24.74	38.61	24.48	12.40	22.91
Alternate	2.12	0.00	1.24	0.47	0.00	0.52
Reduced with VOI (I-NA)	0.00	0.00	0.38	0.55	0.43	0.39
Reduced with VOA (A-SI)	56.99	50.41	41.12	40.75	33.65	39.27
No Ratio (A-NI)	2.34	10.84	13.55	20.60	35.62	24.00
Stated/Stated with Vvoe (S-S)	2.88	3.07	2.37	1.77	5.50	3.72
None (NI-NA)	1.22	10.94	2.72	11.37	12.40	9.19
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose of the Mortgage Loans

Loan Purpose of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
Purchase	55.58	67.3	55.13	56.46	80.15	67.26
Refi-Cash Out	33.46	28.42	30.37	35.55	15.43	24.89
Refi-Rate/Term	10.97	4.28	14.49	7.99	4.42	7.85
Total:	**100**	**100**	**100**	**100**	**100**	**100**

COLLATERAL DETAILS (CONTINUED)

Occupancy Status of the Mortgage Loans

Occupancy Status of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
Owner-Occupied	47.83	83.87	83.34	78.31	65.34	71.81
Investor	34.05	13.31	10.65	14.85	28.2	21.14
Second Home	18.12	2.82	6.02	6.84	6.46	7.06
Total:	**100**	**100**	**100**	**100**	**100**	**100**

Property Type of the Mortgage Loans

Property Type of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
Single Family Residence	63.27	70.08	55.6	55.2	48.88	53.78
PUD-A	26.05	14.23	25.04	25.21	23.96	24.11
Condo	6.19	5.55	10.66	9.87	7.41	8.47
2-Family	1.27	7.17	4.21	2.81	6.52	4.9
3-Family	0	1.13	1.54	1.26	6.03	3.36
4-Family	2.19	0	1.74	3.15	4.09	3.03
PUD-D	1.03	0	1.05	1.93	2.28	1.73
Townhouse	0	1.84	0.17	0.33	0.79	0.56
Co-op	0	0	0	0.24	0.03	0.06
Total:	**100**	**100**	**100**	**100**	**100**	**100**

COLLATERAL DETAILS (CONTINUED)

Geographic Distribution of the Mortgage Loans

Geographic Distribution of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
CA	31.17	41.87	54.45	39.81	25.92	36.36
NV	2.75	13.92	7.22	24.11	18.22	15.74
FL	29.62	3.15	11.85	5.68	9.33	10.2
NJ	9.15	9.49	3.63	3.02	7.08	5.73
VA	3.25	1.13	4.38	4.1	7.2	5.34
NY	3.4	3.51	2.88	7.13	5.65	5.08
MD	4.03	2.6	3.59	2.31	6.18	4.46
MA	2.88	9.69	1.93	2.02	4.59	3.6
AZ	3.43	2.81	1.73	1.91	2.27	2.18
IL	0	2.85	2.19	0.71	2.57	1.93
Other	10.31	8.98	6.16	9.2	10.98	9.39
Total:	**100**	**100**	**100**	**100**	**100**	**100**

Months to Next Rate Adjustment Date of the Mortgage Loans

Months to Next Rate Adjustment Date of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
1	13.6	0	0	0	0.33	1.08
2	20.95	0	0	0	1.84	2.26
5	51.6	0	0	0	5.34	5.94
6 - 9	7.12	0	0	0	0.33	0.64
10 - 12	0	0	0	0	0.12	0.05
13 - 23	6.74	96.12	0	0	61.73	33
24 - 35	0	3.88	99.9	0	12.02	27.73
36 - 59	0	0	0.1	99.81	18.17	29.2
60	0	0	0	0.19	0.14	0.1
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	1	19	29	54	1	**1**
Maximum	18	24	36	60	60	**60**
Weighted Average	4	21	34	58	28	**34**

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

COLLATERAL DETAILS (CONTINUED)

First Periodic Rate Caps of the Mortgage Loans

First Periodic Rate Caps of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
0.751 - 1.000	87.28	0	0	0.14	2.52	7.17
1.251 - 1.500	2.88	2.68	0	0	0.74	0.67
1.751 - 2.000	0	0.88	3.19	0.33	0.77	1.17
2.751 - 3.000	8.81	74.91	32	0.17	50.66	34.23
4.751 - 5.000	0	2.85	0.98	28.04	16.75	13.77
5.501 - 5.750	0	0	0	0	0.43	0.19
5.751 - 6.000	1.03	18.67	63.83	71.32	26.53	42.08
6.001 - 6.250	0	0	0	0	0.64	0.28
6.251 - 6.500	0	0	0	0	0.97	0.43
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	1	1.5	2	1	1	**1**
Maximum	6	6	6	6	6.5	**6.5**
Weighted Average	1.242	3.568	4.903	5.694	4.126	**4.402**

Subsequent Periodic Rate Caps of the Mortgage Loans

Subsequent Periodic Rate Caps of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
0.751 - 1.000	97.12	90.37	34.54	29.5	72.86	57.78
1.251 - 1.500	2.88	0	0	0	2.18	1.17
1.751 - 2.000	0	9.63	65.46	70.5	22.57	39.97
4.751 - 5.000	0	0	0	0	0.09	0.04
5.751 - 6.000	0	0	0	0	2.31	1.03
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	1	1	1	1	1	**1**
Maximum	1.5	2	2	2	6	**6**
Weighted Average	1.014	1.096	1.655	1.705	1.356	**1.459**

COLLATERAL DETAILS (CONTINUED)

Lifetime Rate Caps of the Mortgage Loans

Lifetime Rate Caps of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
4.751 - 5.000	5.71	68.31	32.36	27.41	55.53	41.69
5.751 - 6.000	89.69	22.96	67.64	72.59	39.44	55.3
6.001 - 6.250	2.88	0	0	0	0	0.2
6.251 - 6.500	0	2.68	0	0	0.54	0.38
6.501 - 6.750	1.73	6.05	0	0	0	0.43
6.751 - 7.000	0	0	0	0	0.15	0.07
11.751 - 12.000	0	0	0	0	4.34	1.94
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	5	5	5	5	5	5
Maximum	6.7	6.75	6	6	12	12
Weighted Average	5.961	5.376	5.676	5.726	5.709	5.706

COLLATERAL DETAILS (CONTINUED)

Gross Margin of the Mortgage Loans

Gross Margin of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
1.251 - 1.500	2.88	3.88	0	0	0	0.4
2.001 - 2.250	47.88	30.38	38.05	27.58	5.16	21.41
2.251 - 2.500	2.36	10.48	27.25	6.73	2.19	9.14
2.501 - 2.750	46.89	8.16	1.73	4.05	7.28	8.14
2.751 - 3.000	0	0	0.26	4.22	8.24	4.63
3.001 - 3.250	0	19.64	17.66	32.11	10.36	16.33
3.251 - 3.500	0	3.93	12.9	21.91	28.53	20.45
3.501 - 3.750	0	11.44	0.39	1.43	19.32	9.62
3.751 - 4.000	0	2.34	0	1.51	7.19	3.66
4.001 - 4.250	0	0	0	0.46	5.26	2.45
4.251 - 4.500	0	1.33	0	0	2.31	1.1
4.501 - 4.750	0	1.61	0	0	1.08	0.56
4.751 - 5.000	0	6.18	1.75	0	1.63	1.43
5.001 - 5.250	0	0.62	0	0	0.2	0.12
5.501 - 5.750	0	0	0	0	0.35	0.16
5.751 - 6.000	0	0	0	0	0.37	0.17
6.251 - 6.500	0	0	0	0	0.28	0.13
6.751 - 7.000	0	0	0	0	0.25	0.11
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	1.5	1.38	2.25	2.25	2.25	1.38
Maximum	2.75	5.125	5	4.13	6.875	6.875
Weighted Average	2.469	2.985	2.718	2.956	3.471	3.102

COLLATERAL DETAILS (CONTINUED)

Minimum Mortgage Rates of the Mortgage Loans

Minimum Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
1.251 - 1.500	2.88	0	0	0	0	0.2
2.001 - 2.250	35.61	33.17	38.05	27.38	5.1	20.64
2.251 - 2.500	2.36	11.57	27.25	6.73	2.19	9.19
2.501 - 2.750	33.15	8.16	1.73	4.05	6.82	6.99
2.751 - 3.000	0	0	0.26	4.22	7.91	4.49
3.001 - 3.250	0	19.64	17.66	32.11	10.21	16.26
3.251 - 3.500	0	3.93	12.9	21.91	28.35	20.36
3.501 - 3.750	0	11.44	0.39	1.62	19.46	9.72
3.751 - 4.000	0	2.34	0	1.34	7.32	3.68
4.001 - 4.250	2.88	0	0	0.46	5.89	2.93
4.251 - 4.500	7.45	1.33	0	0	2.31	1.62
4.501 - 4.750	7.6	1.61	0	0	1.19	1.14
4.751 - 5.000	0.84	6.18	1.75	0.17	1.69	1.55
5.001 - 5.250	2.88	0.62	0	0	0.2	0.32
5.251 - 5.500	4.37	0	0	0	0	0.3
5.501 - 5.750	0	0	0	0	0.35	0.16
5.751 - 6.000	0	0	0	0	0.37	0.17
6.251 - 6.500	0	0	0	0	0.39	0.17
6.751 - 7.000	0	0	0	0	0.25	0.11
Total:	**100**	**100**	**100**	**100**	**100**	**100**
Minimum	1.5	2.25	2.25	2.25	2.25	1.5
Maximum	5.5	5.125	5	4.875	6.875	6.875
Weighted Average	3.048	3.021	2.718	2.96	3.488	3.152

COLLATERAL DETAILS (CONTINUED)

Maximum Mortgage Rates of the Mortgage Loans

Maximum Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Group V Percentage by Aggregate Cut-off Date Principal Balance	Group I-V Percentage by Aggregate Cut-off Date Principal Balance
8.751 - 9.000	0	0	0.47	0	0	0.1
9.001 - 9.250	0	0	0.67	0	0	0.15
9.501 - 9.750	3.48	0	2.71	0.28	0	0.9
9.751 - 10.000	5.4	0.95	5.71	0.73	0	1.84
10.001 - 10.250	9.6	3	6.1	1.42	0.49	2.68
10.251 - 10.500	23.11	11.55	10.01	1.03	0.16	4.69
10.501 - 10.750	23.61	24.32	2.8	4.82	0.22	4.61
10.751 - 11.000	10.37	30.84	5.15	8.44	0.06	5.24
11.001 - 11.250	15.35	1.5	5.92	7.83	4.47	6.1
11.251 - 11.500	8.31	6.63	15.79	11.74	8.07	10.5
11.501 - 11.750	0	3.08	15.39	13.8	12.23	11.95
11.751 - 12.000	0.76	15.44	18.95	19.17	14.04	15.37
12.001 - 12.250	0	2.24	10.34	14.04	7.03	8.51
12.251 - 12.500	0	0.45	0	16.71	13.57	9.62
12.501 - 12.750	0	0	0	0	12.04	5.39
12.751 - 13.000	0	0	0	0	8.1	3.62
13.001 - 13.250	0	0	0	0	5.51	2.46
13.251 - 13.500	0	0	0	0	4.11	1.84
13.501 - 13.750	0	0	0	0	3.59	1.61
13.751 - 14.000	0	0	0	0	0.91	0.41
14.001 - 14.250	0	0	0	0	0.63	0.28
14.251 - 14.500	0	0	0	0	0.27	0.12
14.751 - 15.000	0	0	0	0	0.08	0.04
15.001 - 15.250	0	0	0	0	0.08	0.04
16.501 - 16.750	0	0	0	0	0.33	0.15
17.001 - 17.250	0	0	0	0	0.53	0.24
17.251 - 17.500	0	0	0	0	0.74	0.33
17.501 - 17.750	0	0	0	0	0.21	0.1
17.751 - 18.000	0	0	0	0	0.94	0.42
18.001 - 18.250	0	0	0	0	0.3	0.13
18.251 - 18.500	0	0	0	0	0.5	0.22
18.501 - 18.750	0	0	0	0	0.15	0.07
18.751 - 19.000	0	0	0	0	0.47	0.21
19.501 - 19.750	0	0	0	0	0.18	0.08
Total:	100	100	100	100	100	100
Minimum	9.75	10	9	9.75	10.25	9
Maximum	11.875	12.3	12.25	12.5	19.625	19.625
Weighted Average	10.679	11.051	11.252	11.699	12.578	11.89

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

Exhibit 99.2

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUPS I-V

TOTAL

ORIG LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.33	0.42	0.11	0.36	0.22	0.33	0.45	0.12	0.00	2.34
50.01 - 55.00	0.00	0.00	0.00	0.00	0.08	0.17	0.19	0.07	0.26	0.11	0.10	0.04	0.00	1.02
55.01 - 60.00	0.00	0.00	0.00	0.13	0.25	0.21	0.80	0.56	0.58	0.55	0.10	0.07	0.00	3.25
60.01 - 65.00	0.00	0.00	0.00	0.10	0.42	0.28	1.15	1.20	0.91	0.98	0.43	0.14	0.00	5.61
65.01 - 70.00	0.02	0.00	0.00	0.55	2.07	3.26	3.53	3.20	2.34	1.21	1.71	0.09	0.00	17.98
70.01 - 75.00	0.00	0.00	0.00	0.00	0.48	1.51	2.78	1.65	1.58	1.24	0.72	0.00	0.00	9.96
75.01 - 80.00	0.39	0.00	0.08	1.15	4.75	7.56	12.86	11.04	6.93	6.09	3.38	0.46	0.00	54.69
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.13	0.09	0.20	0.03	0.09	0.12	0.05	0.00	0.71
85.01 - 90.00	0.00	0.00	0.00	0.00	0.14	0.34	0.17	0.24	0.18	0.12	0.02	0.16	0.00	1.37
90.01 - 95.00	0.00	0.00	0.00	0.10	0.14	0.32	0.24	0.30	0.27	0.31	0.00	0.03	0.00	1.71
95.01 - 100.00	0.00	0.00	0.00	0.00	0.03	0.06	0.32	0.24	0.33	0.12	0.08	0.06	0.00	1.24
100.01 >=	0.00	0.00	0.00	0.00	0.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05
Total:	**0.41**	**0.00**	**0.08**	**2.03**	**8.75**	**14.26**	**22.24**	**19.07**	**13.65**	**11.16**	**7.13**	**1.21**	**0.00**	**100.00**

SILENT SECONDS

ORIG LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.13	0.00	0.00	0.06	0.00	0.11	0.05	0.00	0.00	0.35
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.00	0.00	0.00	0.06
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.12	0.17	0.00	0.20	0.00	0.00	0.00	0.49
60.01 - 65.00	0.00	0.00	0.00	0.00	0.04	0.03	0.34	0.40	0.21	0.54	0.19	0.00	0.00	1.75
65.01 - 70.00	0.02	0.00	0.00	0.42	1.53	2.81	2.65	1.87	1.71	0.71	1.41	0.09	0.00	13.22
70.01 - 75.00	0.00	0.00	0.00	0.00	0.07	0.42	1.07	0.59	1.17	0.78	0.22	0.00	0.00	4.32
75.01 - 80.00	0.32	0.00	0.00	1.00	3.10	6.01	10.45	9.10	5.88	4.81	2.69	0.32	0.00	43.68
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.08
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
95.01 - 100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**0.34**	**0.00**	**0.00**	**1.42**	**4.88**	**9.35**	**14.64**	**12.17**	**8.97**	**7.21**	**4.56**	**0.41**	**0.00**	**63.95**

AGGREGATE w/ SISA, NINA, NO RATIO

ORIG LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.24	0.08	0.11	0.08	0.16	0.11	0.28	0.06	0.00	1.12
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.13	0.09	0.04	0.20	0.00	0.00	0.00	0.00	0.46
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.04	0.14	0.47	0.39	0.21	0.08	0.00	0.00	1.33
60.01 - 65.00	0.00	0.00	0.00	0.00	0.00	0.15	0.54	0.29	0.00	0.04	0.22	0.00	0.00	1.24
65.01 - 70.00	0.00	0.00	0.00	0.37	0.47	0.76	0.95	0.95	0.39	0.33	0.44	0.03	0.00	4.69
70.01 - 75.00	0.10	0.00	0.00	0.00	0.38	0.33	0.79	0.47	0.49	0.29	0.14	0.00	0.00	2.89
75.01 - 80.00	0.00	0.00	0.00	0.55	2.29	2.22	5.90	5.12	2.28	2.12	1.03	0.08	0.00	21.69
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.13	0.02	0.20	0.03	0.09	0.03	0.00	0.00	0.50
85.01 - 90.00	0.00	0.00	0.00	0.00	0.09	0.21	0.17	0.12	0.06	0.03	0.00	0.08	0.00	0.76
90.01 - 95.00	0.00	0.00	0.00	0.10	0.09	0.18	0.21	0.25	0.27	0.29	0.00	0.03	0.00	1.42
95.01 - 100.00	0.00	0.00	0.00	0.00	0.00	0.06	0.32	0.20	0.19	0.04	0.02	0.00	0.00	0.83
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**0.10**	**0.00**	**0.00**	**1.02**	**3.55**	**4.28**	**9.24**	**8.20**	**4.45**	**3.55**	**2.24**	**0.27**	**0.00**	**36.90**

GROUPS I-V

TOTAL

COMB LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.20	0.42	0.11	0.30	0.22	0.23	0.41	0.12	0.00	2.01
50.01 - 55.00	0.00	0.00	0.00	0.00	0.08	0.17	0.19	0.07	0.26	0.05	0.10	0.04	0.00	0.96
55.01 - 60.00	0.00	0.00	0.00	0.13	0.25	0.21	0.68	0.40	0.58	0.39	0.10	0.07	0.00	2.81
60.01 - 65.00	0.00	0.00	0.00	0.10	0.51	0.25	0.81	0.81	0.70	0.43	0.24	0.14	0.00	3.99
65.01 - 70.00	0.00	0.00	0.00	0.13	0.54	0.45	0.88	1.33	0.63	0.66	0.34	0.00	0.00	4.96
70.01 - 75.00	0.00	0.00	0.00	0.00	0.41	1.10	1.71	1.06	0.41	0.52	0.51	0.00	0.00	5.72
75.01 - 80.00	0.07	0.00	0.08	0.15	1.74	1.98	3.05	2.68	1.14	1.58	1.00	0.14	0.00	13.61
80.01 - 85.00	0.00	0.00	0.00	0.00	0.22	0.52	0.30	0.49	0.37	0.24	0.17	0.05	0.00	2.36
85.01 - 90.00	0.13	0.00	0.00	0.36	1.20	2.59	3.84	2.90	2.32	1.33	1.28	0.35	0.00	16.30
90.01 - 95.00	0.03	0.00	0.00	0.22	1.26	3.07	3.16	3.53	2.22	1.71	1.14	0.15	0.00	16.49
95.01 - 100.00	0.19	0.00	0.00	0.94	2.30	3.51	7.51	5.50	4.79	4.02	1.84	0.16	0.00	30.76
100.01 >=	0.00	0.00	0.00	0.00	0.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05
Total:	**0.41**	**0.00**	**0.08**	**2.03**	**8.75**	**14.26**	**22.24**	**19.07**	**13.65**	**11.16**	**7.13**	**1.21**	**0.00**	**100.00**

SILENT SECONDS

COMB LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.00	0.00	0.00	0.04
60.01 - 65.00	0.00	0.00	0.00	0.00	0.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.13
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.16	0.05	0.00	0.00	0.21
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.00	0.00	0.00	0.06
75.01 - 80.00	0.00	0.00	0.00	0.00	0.09	0.44	0.64	0.75	0.10	0.29	0.31	0.00	0.00	2.62
80.01 - 85.00	0.00	0.00	0.00	0.00	0.22	0.39	0.22	0.28	0.34	0.15	0.04	0.00	0.00	1.64
85.01 - 90.00	0.13	0.00	0.00	0.36	1.05	2.33	3.67	2.66	2.13	1.21	1.25	0.19	0.00	14.98
90.01 - 95.00	0.03	0.00	0.00	0.12	1.11	2.75	2.92	3.23	1.95	1.40	1.14	0.12	0.00	14.77
95.01 - 100.00	0.19	0.00	0.00	0.94	2.27	3.45	7.19	5.26	4.46	3.90	1.76	0.10	0.00	29.52
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**0.34**	**0.00**	**0.00**	**1.42**	**4.88**	**9.35**	**14.64**	**12.17**	**8.97**	**7.21**	**4.56**	**0.41**	**0.00**	**63.95**

SILENT SECONDS w/ SISA, NINA, NO RATIO

COMB LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60.01 - 65.00	0.00	0.00	0.00	0.00	0.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.13
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.00	0.00	0.05
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	0.12	0.00	0.10	0.11	0.24	0.00	0.00	0.57
80.01 - 85.00	0.00	0.00	0.00	0.00	0.06	0.28	0.00	0.20	0.00	0.00	0.04	0.00	0.00	0.58
85.01 - 90.00	0.07	0.00	0.00	0.31	0.33	0.58	1.05	0.76	0.36	0.37	0.17	0.03	0.00	4.03
90.01 - 95.00	0.03	0.00	0.00	0.03	0.17	0.50	1.64	2.03	0.71	0.42	0.55	0.00	0.00	6.08
95.01 - 100.00	0.00	0.00	0.00	0.46	1.09	1.10	3.51	2.54	1.79	1.44	0.48	0.00	0.00	12.41
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**0.10**	**0.00**	**0.00**	**0.79**	**1.78**	**2.46**	**6.32**	**5.54**	**2.95**	**2.34**	**1.53**	**0.03**	**0.00**	**23.84**

GROUP V

TOTAL														
ORIG LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.47	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.00	0.54
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.20	0.10	0.00	0.00	0.00	0.00	0.00	0.30
55.01 - 60.00	0.00	0.00	0.00	0.29	0.22	0.17	0.00	0.21	0.00	0.00	0.00	0.00	0.00	0.89
60.01 - 65.00	0.00	0.00	0.00	0.22	0.74	0.00	0.36	0.06	0.00	0.00	0.00	0.00	0.00	1.38
65.01 - 70.00	0.00	0.00	0.00	1.02	3.22	4.06	4.42	3.31	1.72	0.85	1.33	0.00	0.00	19.93
70.01 - 75.00	0.00	0.00	0.00	0.00	0.37	0.52	2.46	1.05	0.70	0.53	0.14	0.00	0.00	5.77
75.01 - 80.00	0.72	0.00	0.18	2.04	7.70	10.02	15.22	12.64	6.33	5.71	2.70	0.32	0.00	63.58
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.37	0.07	0.20	0.07	0.00	0.00	0.75
85.01 - 90.00	0.00	0.00	0.00	0.00	0.24	0.77	0.38	0.16	0.18	0.13	0.00	0.17	0.00	2.03
90.01 - 95.00	0.00	0.00	0.00	0.09	0.21	0.65	0.27	0.41	0.39	0.55	0.00	0.06	0.00	2.63
95.01 - 100.00	0.00	0.00	0.00	0.00	0.08	0.12	0.60	0.33	0.42	0.27	0.13	0.13	0.00	2.08
100.01 >=	0.00	0.00	0.00	0.00	0.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.11
Total:	**0.72**	**0.00**	**0.18**	**3.66**	**13.35**	**16.31**	**23.94**	**18.65**	**9.89**	**8.25**	**4.37**	**0.68**	**0.00**	**100.00**

SILENT SECONDS														
ORIG LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.29
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.21	0.00	0.00	0.00	0.00	0.00	0.21
60.01 - 65.00	0.00	0.00	0.00	0.00	0.09	0.00	0.05	0.00	0.00	0.00	0.00	0.00	0.00	0.14
65.01 - 70.00	0.00	0.00	0.00	0.73	2.75	4.06	4.42	2.94	1.72	0.85	1.33	0.00	0.00	18.80
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	0.20	1.45	0.73	0.64	0.46	0.06	0.00	0.00	3.54
75.01 - 80.00	0.72	0.00	0.00	2.04	5.26	8.45	13.55	11.35	6.15	4.92	2.50	0.15	0.00	55.09
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.18
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
95.01 - 100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**0.72**	**0.00**	**0.00**	**2.78**	**8.39**	**12.89**	**19.47**	**15.22**	**8.51**	**6.23**	**3.89**	**0.15**	**0.00**	**78.25**

AGGREGATE w/ SISA, NINA, NO RATIO														
ORIG LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.47	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.00	0.54
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.20	0.10	0.00	0.00	0.00	0.00	0.00	0.30
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60.01 - 65.00	0.00	0.00	0.00	0.00	0.00	0.00	0.36	0.06	0.00	0.00	0.00	0.00	0.00	0.42
65.01 - 70.00	0.00	0.00	0.00	0.84	0.90	0.77	1.42	1.10	0.66	0.18	0.23	0.00	0.00	6.10
70.01 - 75.00	0.00	0.00	0.00	0.00	0.29	0.41	1.18	0.65	0.59	0.35	0.14	0.00	0.00	3.61
75.01 - 80.00	0.23	0.00	0.00	1.22	4.32	3.38	10.10	9.27	3.38	3.16	1.56	0.17	0.00	36.79
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.37	0.07	0.20	0.07	0.00	0.00	0.75
85.01 - 90.00	0.00	0.00	0.00	0.00	0.19	0.46	0.38	0.16	0.02	0.07	0.00	0.17	0.00	1.45
90.01 - 95.00	0.00	0.00	0.00	0.09	0.09	0.40	0.27	0.35	0.39	0.50	0.00	0.06	0.00	2.15
95.01 - 100.00	0.00	0.00	0.00	0.00	0.00	0.12	0.60	0.33	0.27	0.08	0.00	0.00	0.00	1.40
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**0.23**	**0.00**	**0.00**	**2.15**	**6.27**	**5.55**	**14.55**	**12.38**	**5.46**	**4.54**	**2.00**	**0.40**	**0.00**	**53.53**

GROUP V

TOTAL													
COMB LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.18	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.00	0.25
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.20	0.10	0.00	0.00	0.00	0.00	0.00	0.30
55.01 - 60.00	0.00	0.00	0.00	0.29	0.22	0.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.68
60.01 - 65.00	0.00	0.00	0.00	0.22	0.93	0.00	0.31	0.06	0.00	0.00	0.00	0.00	0.00	1.52
65.01 - 70.00	0.00	0.00	0.00	0.29	0.47	0.00	0.00	0.38	0.00	0.00	0.00	0.00	0.00	1.14
70.01 - 75.00	0.00	0.00	0.00	0.00	0.37	0.32	1.01	0.32	0.07	0.07	0.08	0.00	0.00	2.24
75.01 - 80.00	0.00	0.00	0.18	0.00	2.43	2.54	1.66	1.51	0.18	0.79	0.20	0.17	0.00	9.66
80.01 - 85.00	0.00	0.00	0.00	0.00	0.09	0.29	0.43	0.62	0.07	0.20	0.17	0.00	0.00	1.87
85.01 - 90.00	0.28	0.00	0.00	0.69	2.16	2.70	3.56	3.03	0.89	0.85	1.14	0.17	0.00	15.47
90.01 - 95.00	0.06	0.00	0.00	0.15	1.79	5.20	5.14	5.96	3.57	1.98	1.38	0.20	0.00	25.43
95.01 - 100.00	0.38	0.00	0.00	2.03	4.59	5.09	11.63	6.68	5.05	4.35	1.39	0.13	0.00	41.32
100.01 >=	0.00	0.00	0.00	0.00	0.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.11
Total:	0.72	0.00	0.18	3.66	13.35	16.31	23.94	18.65	9.89	8.25	4.37	0.68	0.00	100.00

SILENT SECONDS													
COMB LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60.01 - 65.00	0.00	0.00	0.00	0.00	0.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.29
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.98	0.00	0.21	0.00	0.00	0.00	0.00	0.00	1.19
80.01 - 85.00	0.00	0.00	0.00	0.00	0.09	0.29	0.39	0.25	0.00	0.00	0.10	0.00	0.00	1.12
85.01 - 90.00	0.28	0.00	0.00	0.69	1.92	2.11	3.17	2.87	0.71	0.72	1.14	0.00	0.00	13.61
90.01 - 95.00	0.06	0.00	0.00	0.06	1.58	4.55	4.87	5.54	3.17	1.43	1.38	0.15	0.00	22.79
95.01 - 100.00	0.38	0.00	0.00	2.03	4.51	4.96	11.03	6.35	4.63	4.08	1.26	0.00	0.00	39.23
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	0.72	0.00	0.00	2.78	8.39	12.89	19.47	15.22	8.51	6.23	3.89	0.15	0.00	78.25

SILENT SECONDS w/ SISA, NINA, NO RATIO													
COMB LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	Pct.
<= 50.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50.01 - 55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
55.01 - 60.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60.01 - 65.00	0.00	0.00	0.00	0.00	0.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.29
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.29	0.00	0.25	0.00	0.00	0.10	0.00	0.00	0.64
85.01 - 90.00	0.16	0.00	0.00	0.69	0.74	0.93	1.71	1.21	0.27	0.72	0.19	0.00	0.00	6.62
90.01 - 95.00	0.06	0.00	0.00	0.06	0.11	0.73	3.10	4.26	1.47	0.34	0.74	0.00	0.00	10.87
95.01 - 100.00	0.00	0.00	0.00	1.02	2.28	1.69	6.61	4.28	2.71	2.30	0.62	0.00	0.00	21.51
100.01 >=	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	0.23	0.00	0.00	1.77	3.42	3.64	11.42	9.99	4.45	3.36	1.65	0.00	0.00	39.93

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUPS I - V
AGGREGATE PCT

Original LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.33%	0.42%	0.11%	0.36%	0.22%	0.33%	0.45%	0.12%	0.00%	2.34%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.08%	0.17%	0.19%	0.07%	0.26%	0.11%	0.10%	0.04%	0.00%	1.02%
55.01 - 60.00	0.00%	0.00%	0.00%	0.13%	0.25%	0.21%	0.80%	0.56%	0.58%	0.55%	0.10%	0.07%	0.00%	3.25%
60.01 - 65.00	0.00%	0.00%	0.00%	0.10%	0.42%	0.28%	1.15%	1.20%	0.91%	0.98%	0.43%	0.14%	0.00%	5.61%
65.01 - 70.00	0.02%	0.00%	0.00%	0.55%	2.07%	3.26%	3.53%	3.20%	2.34%	1.21%	1.71%	0.09%	0.00%	17.98%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.48%	1.51%	2.78%	1.65%	1.58%	1.24%	0.72%	0.00%	0.00%	9.96%
75.01 - 80.00	0.39%	0.00%	0.08%	1.15%	4.75%	7.56%	12.86%	11.04%	6.93%	6.09%	3.38%	0.46%	0.00%	54.69%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.09%	0.20%	0.03%	0.09%	0.12%	0.05%	0.00%	0.71%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.14%	0.34%	0.17%	0.24%	0.18%	0.12%	0.02%	0.16%	0.00%	1.37%
90.01 - 95.00	0.00%	0.00%	0.00%	0.10%	0.14%	0.32%	0.24%	0.30%	0.27%	0.31%	0.00%	0.03%	0.00%	1.71%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.03%	0.06%	0.32%	0.24%	0.33%	0.12%	0.08%	0.06%	0.00%	1.24%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%
Total:	0.41%	0.00%	0.08%	2.03%	8.75%	14.26%	22.24%	19.07%	13.65%	11.16%	7.13%	1.21%	0.00%	99.99%

Combined LTV

Combined LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.20%	0.42%	0.11%	0.30%	0.22%	0.23%	0.41%	0.12%	0.00%	2.01%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.08%	0.17%	0.19%	0.07%	0.26%	0.05%	0.10%	0.04%	0.00%	0.96%
55.01 - 60.00	0.00%	0.00%	0.00%	0.13%	0.25%	0.21%	0.68%	0.40%	0.58%	0.39%	0.10%	0.07%	0.00%	2.81%
60.01 - 65.00	0.00%	0.00%	0.00%	0.10%	0.51%	0.25%	0.81%	0.81%	0.70%	0.43%	0.24%	0.14%	0.00%	3.99%
65.01 - 70.00	0.00%	0.00%	0.00%	0.13%	0.54%	0.45%	0.88%	1.33%	0.63%	0.66%	0.34%	0.00%	0.00%	4.96%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.41%	1.10%	1.71%	1.06%	0.41%	0.52%	0.51%	0.00%	0.00%	5.72%
75.01 - 80.00	0.07%	0.00%	0.08%	0.15%	1.74%	1.98%	3.05%	2.68%	1.14%	1.58%	1.00%	0.14%	0.00%	13.61%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.22%	0.52%	0.30%	0.49%	0.37%	0.24%	0.17%	0.05%	0.00%	2.36%
85.01 - 90.00	0.13%	0.00%	0.00%	0.36%	1.20%	2.59%	3.84%	2.90%	2.32%	1.33%	1.28%	0.35%	0.00%	16.30%
90.01 - 95.00	0.03%	0.00%	0.00%	0.22%	1.26%	3.07%	3.16%	3.53%	2.22%	1.71%	1.14%	0.15%	0.00%	16.49%
95.01 - 100.00	0.19%	0.00%	0.00%	0.94%	2.30%	3.51%	7.51%	5.50%	4.79%	4.02%	1.84%	0.16%	0.00%	30.76%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%
Total:	0.41%	0.00%	0.08%	2.03%	8.75%	14.26%	22.24%	19.07%	13.65%	11.16%	7.13%	1.21%	0.00%	99.99%

SILENT SECONDS

SILENT SECONDS	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.13%	0.00%	0.00%	0.06%	0.00%	0.11%	0.05%	0.00%	0.00%	0.35%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.06%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.17%	0.00%	0.20%	0.00%	0.00%	0.00%	0.49%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.04%	0.03%	0.34%	0.40%	0.21%	0.54%	0.19%	0.00%	0.00%	1.75%
65.01 - 70.00	0.02%	0.00%	0.00%	0.42%	1.53%	2.81%	2.65%	1.87%	1.71%	0.71%	1.41%	0.09%	0.00%	13.22%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.42%	1.07%	0.59%	1.17%	0.78%	0.22%	0.00%	0.00%	4.32%
75.01 - 80.00	0.32%	0.00%	0.00%	1.00%	3.10%	6.01%	10.45%	9.10%	5.88%	4.81%	2.69%	0.32%	0.00%	43.68%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total:	0.34%	0.00%	0.00%	1.42%	4.88%	9.35%	14.64%	12.17%	8.97%	7.21%	4.56%	0.41%	0.00%	63.95%

AGGREGATE w SISA, NINA, NO RATIO

	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.24%	0.08%	0.11%	0.08%	0.16%	0.11%	0.28%	0.06%	0.00%	1.12%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.09%	0.04%	0.20%	0.00%	0.00%	0.00%	0.00%	0.46%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.14%	0.47%	0.39%	0.21%	0.08%	0.00%	0.00%	1.33%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.54%	0.29%	0.00%	0.04%	0.22%	0.00%	0.00%	1.24%
65.01 - 70.00	0.00%	0.00%	0.00%	0.37%	0.47%	0.76%	0.95%	0.95%	0.39%	0.33%	0.44%	0.03%	0.00%	4.69%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.38%	0.33%	0.79%	0.47%	0.49%	0.29%	0.14%	0.00%	0.00%	2.89%
75.01 - 80.00	0.10%	0.00%	0.00%	0.55%	2.29%	2.22%	5.90%	5.12%	2.28%	2.12%	1.03%	0.08%	0.00%	21.69%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.02%	0.20%	0.03%	0.09%	0.03%	0.00%	0.00%	0.50%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.09%	0.21%	0.17%	0.12%	0.06%	0.03%	0.00%	0.08%	0.00%	0.76%
90.01 - 95.00	0.00%	0.00%	0.00%	0.10%	0.09%	0.18%	0.21%	0.25%	0.27%	0.29%	0.00%	0.03%	0.00%	1.42%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.32%	0.20%	0.19%	0.04%	0.02%	0.00%	0.00%	0.83%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total:	0.10%	0.00%	0.00%	1.02%	3.56%	4.26%	9.24%	8.20%	4.45%	3.66%	2.24%	0.27%	0.00%	36.90%

GROUP V

AGGREGATE PCT

Original LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.47%	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.00%	0.54%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%
55.01 - 60.00	0.00%	0.00%	0.00%	0.29%	0.22%	0.17%	0.00%	0.21%	0.00%	0.00%	0.00%	0.00%	0.00%	0.89%
60.01 - 65.00	0.00%	0.00%	0.00%	0.22%	0.74%	0.00%	0.36%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	1.38%
65.01 - 70.00	0.00%	0.00%	0.00%	1.02%	3.22%	4.06%	4.42%	3.31%	1.72%	0.85%	1.33%	0.00%	0.00%	19.93%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.37%	0.52%	2.46%	1.05%	0.70%	0.53%	0.14%	0.00%	0.00%	5.77%
75.01 - 80.00	0.72%	0.00%	0.18%	2.04%	7.70%	10.02%	15.22%	12.64%	6.33%	5.71%	2.70%	0.32%	0.00%	63.58%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.37%	0.07%	0.20%	0.07%	0.00%	0.00%	0.75%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.24%	0.77%	0.38%	0.16%	0.18%	0.13%	0.00%	0.17%	0.00%	2.03%
90.01 - 95.00	0.00%	0.00%	0.00%	0.09%	0.21%	0.65%	0.27%	0.41%	0.39%	0.55%	0.00%	0.06%	0.00%	2.63%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.08%	0.12%	0.60%	0.33%	0.42%	0.27%	0.13%	0.13%	0.00%	2.08%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%
Total:	0.72%	0.00%	0.18%	3.66%	13.35%	16.31%	23.94%	18.65%	9.89%	8.25%	4.37%	0.68%	0.00%	100.00%

Combined LTV

Combined LTV	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.18%	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.00%	0.25%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%
55.01 - 60.00	0.00%	0.00%	0.00%	0.29%	0.22%	0.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.68%
60.01 - 65.00	0.00%	0.00%	0.00%	0.22%	0.93%	0.00%	0.31%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	1.52%
65.01 - 70.00	0.00%	0.00%	0.00%	0.29%	0.47%	0.00%	0.00%	0.38%	0.00%	0.00%	0.00%	0.00%	0.00%	1.14%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.37%	0.32%	1.01%	0.32%	0.07%	0.07%	0.08%	0.00%	0.00%	2.24%
75.01 - 80.00	0.00%	0.00%	0.18%	0.00%	2.43%	2.54%	1.66%	1.51%	0.18%	0.79%	0.20%	0.17%	0.00%	9.66%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.09%	0.29%	0.43%	0.62%	0.07%	0.20%	0.17%	0.00%	0.00%	1.87%
85.01 - 90.00	0.28%	0.00%	0.00%	0.69%	2.16%	2.70%	3.56%	3.03%	0.89%	0.85%	1.14%	0.17%	0.00%	15.47%
90.01 - 95.00	0.06%	0.00%	0.00%	0.15%	1.79%	5.20%	5.14%	5.96%	3.57%	1.98%	1.38%	0.20%	0.00%	25.43%
95.01 - 100.00	0.38%	0.00%	0.00%	2.03%	4.59%	5.09%	11.63%	6.68%	5.05%	4.35%	1.39%	0.13%	0.00%	41.32%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%
Total:	0.72%	0.00%	0.18%	3.66%	13.35%	16.31%	23.94%	18.65%	9.89%	8.25%	4.37%	0.68%	0.00%	100.00%

SILENT SECONDS

SILENT SECONDS	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.29%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.29%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.21%	0.00%	0.00%	0.00%	0.00%	0.00%	0.21%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.09%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%
65.01 - 70.00	0.00%	0.00%	0.00%	0.73%	2.75%	4.06%	4.42%	2.94%	1.72%	0.85%	1.33%	0.00%	0.00%	18.80%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	1.45%	0.73%	0.64%	0.46%	0.06%	0.00%	0.00%	3.54%
75.01 - 80.00	0.72%	0.00%	0.00%	2.04%	5.26%	8.45%	13.55%	11.35%	6.15%	4.92%	2.50%	0.15%	0.00%	55.09%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total:	0.72%	0.00%	0.00%	2.78%	8.39%	12.89%	19.47%	15.22%	8.51%	6.23%	3.89%	0.15%	0.00%	78.25%

AGGREGATE w SISA, NINA, NO RATIO

	NOT AVAILABLE	FICO 551 - 575	FICO 576 - 600	FICO 601 - 625	FICO 626 - 650	FICO 651 - 675	FICO 676 - 700	FICO 701 - 725	FICO 726 - 750	FICO 751 - 775	FICO 776 - 800	FICO 801 - 825	FICO 825 - 850	
<= 50.00	0.00%	0.00%	0.00%	0.00%	0.47%	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.00%	0.54%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.36%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.42%
65.01 - 70.00	0.00%	0.00%	0.00%	0.84%	0.90%	0.77%	1.42%	1.10%	0.66%	0.18%	0.23%	0.00%	0.00%	6.10%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.29%	0.41%	1.18%	0.65%	0.59%	0.35%	0.14%	0.00%	0.00%	3.61%
75.01 - 80.00	0.23%	0.00%	0.00%	1.22%	4.32%	3.38%	10.10%	9.27%	3.38%	3.16%	1.56%	0.17%	0.00%	36.79%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.37%	0.07%	0.20%	0.07%	0.00%	0.00%	0.75%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.19%	0.46%	0.38%	0.16%	0.02%	0.07%	0.00%	0.17%	0.00%	1.45%
90.01 - 95.00	0.00%	0.00%	0.00%	0.09%	0.09%	0.40%	0.27%	0.35%	0.39%	0.50%	0.00%	0.06%	0.00%	2.15%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.60%	0.33%	0.27%	0.08%	0.00%	0.00%	0.00%	1.40%
100.01 >=	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total:	0.23%	0.00%	0.00%	2.15%	6.27%	5.55%	14.55%	12.38%	5.46%	4.54%	2.00%	0.40%	0.00%	53.53%

naa05ar4-new-July28settle - Price/Yield - IVA1

Balance	$90,987,200.00	Delay	24	WAC	6.18414	WAM	358
Coupon	**5.709**	Dated	7/1/2005	NET	5.91573	WALA	2
Settle	**7/29/2005**	First Payment	8/25/2005				

Price	15 CPR Yield	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	50 CPR Yield
101-08	5.196	5.150	5.118	5.085	5.031	4.992	4.929	4.809	4.648	4.212
101-09	5.185	5.138	5.106	5.072	5.017	4.977	4.913	4.791	4.627	4.182
101-10	5.174	5.126	5.093	5.059	5.003	4.962	4.897	4.772	4.606	4.153
101-11	5.163	5.115	5.081	5.046	4.989	4.948	4.881	4.754	4.584	4.123
101-12	5.152	5.103	5.068	5.033	4.975	4.933	4.865	4.736	4.563	4.094
101-13	5.141	5.091	5.056	5.020	4.961	4.918	4.849	4.718	4.542	4.065
101-14	5.130	5.079	5.044	5.006	4.946	4.903	4.833	4.699	4.521	4.035
101-15	5.119	5.067	5.031	4.993	4.932	4.888	4.817	4.681	4.500	4.006
101-16	5.108	5.055	5.019	4.980	4.918	4.874	4.801	4.663	4.478	3.977
101-17	5.097	5.044	5.006	4.967	4.904	4.859	4.785	4.645	4.457	3.947
101-18	5.086	5.032	4.994	4.954	4.890	4.844	4.769	4.627	4.436	3.918
101-19	5.075	5.020	4.981	4.941	4.876	4.829	4.753	4.609	4.415	3.889
101-20	**5.064**	**5.008**	**4.969**	**4.928**	**4.862**	**4.815**	**4.737**	**4.590**	**4.394**	**3.859**
101-21	5.053	4.996	4.957	4.915	4.848	4.800	4.722	4.572	4.373	3.830
101-22	5.043	4.985	4.944	4.902	4.834	4.785	4.706	4.554	4.352	3.801
101-23	5.032	4.973	4.932	4.889	4.820	4.770	4.690	4.536	4.331	3.772
101-24	5.021	4.961	4.919	4.876	4.806	4.756	4.674	4.518	4.310	3.742
101-25	5.010	4.949	4.907	4.863	4.792	4.741	4.658	4.500	4.289	3.713
101-26	4.999	4.937	4.895	4.850	4.778	4.726	4.642	4.482	4.268	3.684
101-27	4.988	4.926	4.882	4.837	4.764	4.712	4.626	4.464	4.246	3.655
101-28	4.977	4.914	4.870	4.824	4.750	4.697	4.611	4.446	4.225	3.626
101-29	4.966	4.902	4.858	4.811	4.736	4.682	4.595	4.428	4.204	3.597
101-30	4.955	4.890	4.845	4.798	4.722	4.668	4.579	4.410	4.184	3.568
101-31	4.944	4.879	4.833	4.785	4.708	4.653	4.563	4.392	4.163	3.539
102-00	4.933	4.867	4.821	4.772	4.695	4.638	4.547	4.374	4.142	3.509
WAL	3.18	2.94	2.79	2.64	2.44	2.31	2.13	1.85	1.57	1.10
Principal Window	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - May10	Aug05 - Jan10	Aug05 - Nov08

LIBOR_1MO	3.34
LIBOR_6MO	3.69
LIBOR_1YR	3.861
CMT_1YR	3.439

Optional Redemption Call (Y)

SWAP Mat	3MO	6mo	1yr	1.5YR	2YR	3YR	4YR	5yr
Yld	3.504	3.690	3.861	3.930	3.999	4.067	4.120	4.174

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

Group I - V

IO	%	Count	Balance	Avg. Balance	WAC	FICO	LTV	CLTV	CALI	FULL DOC	RED DOC	NO RATIO DOC	STATED DOC	NINA DOC	PURCHASE	RT REFI	CASHOUT	DTI
IO	82.96	1279	418,691,727.77	327,358.66	6.14	708	75.41	87.31	38.51	24.42	39.99	23.07	3.01	8.47	66.63	8.1	25.26	36.21
NON - IO	17.04	323	85,999,940.44	266,253.69	6.38	701	74.99	85.46	25.88	15.58	35.72	28.52	7.13	12.73	70.3	6.63	23.07	36.11
Total:	100	1602	504,691,668.21	315038.49	6.18	707	75.33	87	36.36	22.91	39.27	24	3.72	9.19	67.26	7.85	24.89	36.2

SECONDS	%	Count	Balance	Avg. Balance	WAC	FICO	LTV	CLTV	CALI	FULL DOC	RED DOC	NO RATIO DOC	STATED DOC	NINA DOC	PURCHASE	RT REFI	CASHOUT	DTI
with 2nds	63.96	1062	322,806,817.47	303,961.22	6.36	707	76.63	94.87	34.7	22.17	39.77	27.61	3.79	5.87	80.93	6.97	12.1	37.79
without 2nds	36.04	540	181,884,850.74	336,823.80	5.87	708	73.03	73.03	39.29	24.23	38.37	17.6	3.59	15.08	42.89	9.42	47.59	33.42
Total:	100	1602	504,691,668.21	315038.49	6.18	707	75.33	87	36.36	22.91	39.27	24	3.72	9.19	67.26	7.85	24.89	36.2

Group III

IO	%	Count	Balance	Avg. Balance	WAC	FICO	LTV	CLTV	CALI	FULL DOC	RED DOC	NO RATIO DOC	STATED DOC	NINA DOC	PURCHASE	RT REFI	CASHOUT	DTI
IO	84.78	243	94,891,423.80	390,499.69	5.55	724	74.3	84.09	58.73	40.68	41.94	12.4	1.43	1.64	54.46	15.37	30.18	35.01
NON - IO	15.22	49	17,038,764.69	347,729.89	5.73	718	73.78	81.18	30.61	27.1	36.56	19.95	7.61	8.78	58.91	9.61	31.48	34.26
Total:	100	292	111,930,188.59	383322.56	5.58	723	74.22	83.65	54.45	38.61	41.12	13.55	2.37	2.72	55.13	14.49	30.37	34.92

SECONDS	%	Count	Balance	Avg. Balance	WAC	FICO	LTV	CLTV	CALI	FULL DOC	RED DOC	NO RATIO DOC	STATED DOC	NINA DOC	PURCHASE	RT REFI	CASHOUT	DTI
with 2nds	55.21	159	61,798,713.42	388,671.15	5.66	726	75.74	92.82	55.27	40.79	40.71	16.3	0.69	0	74.98	11.95	13.07	35.47
without 2nds	44.79	133	50,131,475.17	376,928.38	5.47	719	72.34	72.34	53.45	35.93	41.62	10.16	4.45	6.08	30.67	17.63	51.7	34.23
Total:	100	292	111,930,188.59	383322.56	5.58	723	74.22	83.65	54.45	38.61	41.12	13.55	2.37	2.72	55.13	14.49	30.37	34.92

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

Group I - V

Documentation type	%	Count	Balance	WAC	FICO	LTV
Full (I-A)	23.12	366	115,632,025.47	5.775	713	75.57
Reduced with VOA (A-SI)	39.63	552	198,174,983.15	6.024	707	73.93
No Ratio (A-NI)	24.22	435	121,130,025.85	6.67	700	78.42
Stated/Stated with Vvoe (S-S)	3.75	70	18,758,884.64	6.547	691	74.58
None (NI-NA)	9.28	165	46,396,404.49	6.537	720	72.82
Total:	**100.00**	**1,588.00**	**500,092,323.60**	**6.19**	**707.00**	**75.32**

Group V

Documentation type	%	Count	Balance	WAC	FICO	LTV
Full (I-A)	12.45	119	28,000,543.39	6.74	688	78.27
Reduced with VOA (A-SI)	33.79	235	75,966,098.82	6.693	692	75.94
No Ratio (A-NI)	35.78	294	80,430,824.98	6.982	696	79.53
Stated/Stated with Vvoe (S-S)	5.53	50	12,426,467.54	7.043	676	76.17
None (NI-NA)	12.45	113	27,997,160.53	7.08	711	79.56
Total:	**100.00**	**811.00**	**224,821,095.26**	**6.87**	**695.00**	**77.98**

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

Group I - V
Loans with Silent Seconds

CBLTV - FICO % of Balance Table	580-600 % of Balance	600-620 % of Balance	620-640 % of Balance	640-660 % of Balance	660-680 % of Balance	680-700 % of Balance	700-720 % of Balance	720-740 % of Balance	740-760 % of Balance	760-780 % of Balance	780-800 % of Balance	Total
Less than or equal to 70.00	0	0.22	1.91	3.34	3.69	4.52	4.09	4.31	3.01	2.06	2.59	30.24
70.01 - 75.00	0	0	0.1	0.51	1.99	2.09	1.33	1.48	0.82	1.14	0.5	9.97
75.01 - 80.00	0.08	0	3.42	5.15	6.6	10.88	9.61	6.02	5.01	4.38	2.53	54.73
80.01 - 85.00	0	0	0	0	0.13	0.09	0.2	0	0.12	0.03	0.09	0.71
85.01 - 90.00	0	0	0	0.17	0.35	0.14	0.13	0.16	0.14	0.12	0.02	1.39
90.01 - 95.00	0	0	0.17	0.18	0.21	0.19	0.32	0.07	0.25	0.29	0	1.7
95.01 - 100.00	0	0	0.03	0	0.06	0.32	0.08	0.44	0.06	0.12	0.08	1.25
Total:	**0.08**	**0.22**	**5.63**	**9.36**	**13.03**	**18.23**	**15.77**	**12.47**	**9.42**	**8.14**	**5.81**	**100.00**

Weighted Average CLTV: 87.0
Net-Zero Weighted Average FICO: 707.1

Loans with Silent Seconds

CBLTV - FICO Average Balance	580-600 Avg Balance	600-620 Avg Balance	620-640 Avg Balance	640-660 Avg Balance	660-680 Avg Balance	680-700 Avg Balance	700-720 Avg Balance	720-740 Avg Balance	740-760 Avg Balance	760-780 Avg Balance	780-800 Avg Balance	Total
Less than or equal to 70.00	0	650,000.00	338,755.60	322,300.04	334,471.09	486,189.42	380,162.23	432,442.92	460,448.41	383,122.97	337,593.67	391,078.22
70.01 - 75.00	0	0	132,870.73	258,694.22	624,316.73	465,633.50	344,018.06	408,825.42	375,426.06	363,023.03	411,451.46	411,741.43
75.01 - 80.00	208,500.00	0	334,212.41	369,604.46	309,308.07	328,769.19	466,349.73	345,242.19	285,202.66	354,796.66	343,033.09	349,181.72
80.01 - 85.00	0	0	248,966.33	645,867.57	392,650.81	382,573.31	207,225.23	453,668.57	352,266.67	311,416.67	336,803.63	350,015.04
85.01 - 90.00	0	440,899.89	357,751.06	322,444.43	323,080.59	417,706.32	349,539.51	330,884.39	400,076.87	229,580.73	521,464.93	354,300.18
90.01 - 95.00	0	0	297,028.90	325,546.84	287,560.52	262,978.43	261,199.62	250,353.41	346,534.13	312,379.63	322,387.97	284,819.50
95.01 - 100.00	0	0	301,944.00	311,916.89	246,500.31	266,947.25	246,796.22	277,175.49	241,684.06	276,000.86	286,166.67	264,970.99
100.01 >=	0	0	0	237,629.99	0	0	0	0	0	0	0	237,629.99
Total:	**208,500.00**	**545,500.00**	**315,672.96**	**327,198.90**	**311,443.81**	**321,517.00**	**303,542.44**	**319,255.55**	**310,491.00**	**310,989.73**	**349,002.72**	**315,038.49**

Average Balnce of Total Pool: 315,038.49

Loans with Silent Seconds

CBLTV - FICO Min Balance	580-600 Min. Balance	600-620 Min. Balance	620-640 Min. Balance	640-660 Min. Balance	660-680 Min. Balance	680-700 Min. Balance	700-720 Min. Balance	720-740 Min. Balance	740-760 Min. Balance	760-780 Min. Balance	780-800 Min. Balance	Total
Less than or equal to 70.00	0	650,000.00	116,500.00	63,633.49	66,933.30	99,891.57	125,000.00	81,250.00	60,000.00	165,999.99	111,000.00	60,000.00
70.01 - 75.00	0	0	132,870.73	130,756.83	160,620.55	160,500.00	85,100.00	153,750.00	163,500.00	172,029.63	232,450.00	85,100.00
75.01 - 80.00	152,000.00	0	140,266.00	49,882.27	51,164.76	68,689.63	96,000.00	118,115.69	112,000.00	148,000.00	104,000.00	49,882.27
80.01 - 85.00	0	0	206,150.00	630,000.00	206,250.00	84,150.00	124,967.00	247,200.00	161,500.00	118,500.00	223,107.25	84,150.00
85.01 - 90.00	0	440,999.99	224,000.00	107,100.00	85,438.12	89,169.32	114,100.00	64,551.39	55,309.94	100,000.00	74,130.00	55,309.94
90.01 - 95.00	0	0	130,800.00	52,985.00	60,944.58	88,000.00	50,472.09	86,235.19	59,855.47	108,168.00	124,500.00	50,472.09
95.01 - 100.00	0	0	93,319.06	131,788.67	40,000.00	40,752.87	43,999.99	88,000.00	40,083.67	41,494.52	83,388.10	40,000.00
100.01 >=	0	0	0	237,629.99	0	0	0	0	0	0	0	237,629.99
Total:	**152,000.00**	**440,999.99**	**93,319.06**	**49,882.27**	**40,000.00**	**40,752.87**	**43,999.99**	**64,551.39**	**40,083.67**	**41,494.52**	**74,130.00**	**40,000.00**

Min Balnce of Total Pool: 40,000.00

Loans with Silent Seconds

CBLTV - FICO Max Balance	580-600 Max. Balance	600-620 Max. Balance	620-640 Max. Balance	640-660 Max. Balance	660-680 Max. Balance	680-700 Max. Balance	700-720 Max. Balance	720-740 Max. Balance	740-760 Max. Balance	760-780 Max. Balance	780-800 Max. Balance	Total
Less than or equal to 70.00	0	650,000.00	948,500.00	726,204.25	1,000,000.00	1,498,542.09	942,095.42	1,000,000.00	1,500,000.00	775,000.00	780,000.00	1,500,000.00
70.01 - 75.00	0	0	132,870.73	649,337.29	1,425,000.00	862,499.99	712,500.00	667,500.00	520,000.00	548,250.00	560,000.00	1,425,000.00
75.01 - 80.00	265,000.00	0	569,600.00	999,999.00	1,312,500.00	1,000,000.00	1,998,102.33	600,000.00	580,000.00	680,000.00	770,000.00	1,998,102.33
80.01 - 85.00	0	0	291,782.66	661,735.14	768,604.06	885,000.00	437,750.00	586,522.55	450,500.00	650,000.00	450,500.00	885,000.00
85.01 - 90.00	0	440,999.99	750,880.33	1,120,000.00	1,172,500.00	1,560,000.00	1,435,000.00	1,106,198.62	2,100,000.00	495,599.99	1,575,000.00	2,100,000.00
90.01 - 95.00	0	0	599,200.00	960,000.00	823,200.00	699,382.40	900,000.00	668,000.00	1,120,000.00	583,200.00	576,000.00	1,120,000.00
95.01 - 100.00	0	0	793,554.82	875,000.00	624,000.00	910,000.00	924,000.00	833,000.00	624,000.00	687,195.34	788,000.00	924,000.00
100.01 >=	0	0	0	237,629.99	0	0	0	0	0	0	0	237,629.99
Total:	**265,000.00**	**650,000.00**	**948,500.00**	**1,120,000.00**	**1,425,000.00**	**1,560,000.00**	**1,998,102.33**	**1,106,198.62**	**2,100,000.00**	**775,000.00**	**1,575,000.00**	**2,100,000.00**

Max Balance of Total Pool: 2,100,000.00

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

Group V

Loans with Silent Seconds

CBLTV - FICO	580-600	600-620	620-640	640-660	660-680	680-700	700-720	720-740	740-760	760-780	780-800	
% of Balance Table	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	% of Balance	Total
Less than or equal to 70.00	0	0.48	2.93	4.76	3.43	3.35	3.06	1.85	1.7	0.17	1.33	23.06
70.01 - 75.00	0	0	0	0.5	1.12	1.74	0.66	0.91	0.4	0.39	0.06	5.78
75.01 - 80.00	0.18	0	6.35	7.39	8.03	12.73	11.4	5.51	4.88	4.69	1.44	63.65
80.01 - 85.00	0	0	0	0	0	0.04	0.37	0	0.27	0.07	0	0.75
85.01 - 90.00	0	0	0	0.31	0.78	0.31	0.16	0	0.18	0.13	0	2.05
90.01 - 95.00	0	0	0.25	0.22	0.48	0.27	0.36	0.05	0.44	0.5	0	2.63
95.01 - 100.00	0	0	0.08	0	0.12	0.6	0.06	0.56	0.13	0.27	0.13	2.08
Total:	**0.18**	**0.48**	**9.61**	**13.18**	**13.96**	**19.04**	**16.08**	**8.87**	**8.01**	**6.23**	**2.96**	**100.00**

Weighted Average CBLTV: 92.8
Net-Zero Weighted Average FICO: 694.7

Loans with Silent Seconds

CBLTV - FICO	580-600	600-620	620-640	640-660	660-680	680-700	700-720	720-740	740-760	760-780	780-800	
Average Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Avg Balance	Total
Less than or equal to 70.00	0	650,000.00	427,295.81	276,673.40	445,600.00	326,750.00	166,654.55	291,223.56	0	0	0	351,894.54
70.01 - 75.00	0	0	0	186,096.59	622,290.18	847,500.00	87,393.71	349,375.00	163,500.00	172,029.63	0	315,001.07
75.01 - 80.00	208,500.00	0	345,692.14	355,353.00	314,782.66	225,472.68	293,904.46	217,209.17	115,800.41	378,810.00	115,200.00	291,293.83
80.01 - 85.00	0	0	206,150.00	661,735.14	0	484,575.00	279,217.95	560,000.00	306,000.00	165,750.00	223,107.25	352,962.19
85.01 - 90.00	0	440,999.99	393,130.05	342,959.21	291,630.30	327,002.46	316,480.13	197,424.94	259,179.75	170,845.78	644,732.50	306,476.48
90.01 - 95.00	0	0	271,803.03	338,720.82	270,304.72	270,797.66	250,305.55	247,488.46	377,177.06	279,655.51	362,705.55	280,113.13
95.01 - 100.00	0	0	318,384.14	345,820.19	230,525.91	257,240.36	239,102.65	247,232.33	229,425.06	246,998.88	194,425.60	254,826.33
100.01 >=	0	0	0	237,629.99	0	0	0	0	0	0	0	237,629.99
Total:	**208,500.00**	**545,500.00**	**333,398.55**	**332,956.26**	**276,128.20**	**271,729.14**	**255,372.14**	**247,071.14**	**269,694.31**	**255,552.61**	**317,858.14**	**277,377.81**

Average Balnce of Total Pool: 277,377.81

Loans with Silent Seconds

CBLTV - FICO Min Balance	580-600 Min. Balance	600-620 Min. Balance	620-640 Min. Balance	640-660 Min. Balance	660-680 Min. Balance	680-700 Min. Balance	700-720 Min. Balance	720-740 Min. Balance	740-760 Min. Balance	760-780 Min. Balance	780-800 Min. Balance	Total
Less than or equal to 70.00	0	650,000.00	116,500.00	159,999.66	391,200.00	210,000.00	139,764.07	159,998.66	0	0	0	116,500.00
70.01 - 75.00	0	0	0	130,756.83	160,620.55	847,500.00	85,100.00	153,750.00	163,500.00	172,029.63	0	85,100.00
75.01 - 80.00	152,000.00	0	140,266.00	49,882.27	51,164.76	68,689.63	96,000.00	118,115.69	112,000.00	264,000.00	115,200.00	49,882.27
80.01 - 85.00	0	0	206,150.00	661,735.14	0	84,150.00	132,600.00	560,000.00	161,500.00	165,750.00	223,107.25	84,150.00
85.01 - 90.00	0	440,999.99	224,000.00	107,100.00	85,438.12	89,169.32	114,100.00	64,551.39	55,309.94	100,000.00	74,130.00	55,309.94
90.01 - 95.00	0	0	130,800.00	52,985.00	60,944.58	88,000.00	50,472.09	86,235.19	59,955.47	108,168.00	159,999.99	50,472.09
95.01 - 100.00	0	0	119,200.00	136,000.00	40,000.00	40,752.87	43,999.99	104,250.00	40,083.67	41,494.52	83,388.10	40,000.00
100.01 >=	0	0	0	237,629.99	0	0	0	0	0	0	0	237,629.99
Total:	**152,000.00**	**440,999.99**	**116,500.00**	**49,882.27**	**40,000.00**	**40,752.87**	**43,999.99**	**64,551.39**	**40,083.67**	**41,494.52**	**74,130.00**	**40,000.00**

Min Balnce of Total Pool: 40,000.00

Loans with Silent Seconds

CBLTV - FICO Max Balance	580-600 Max. Balance	600-620 Max. Balance	620-640 Max. Balance	640-660 Max. Balance	660-680 Max. Balance	680-700 Max. Balance	700-720 Max. Balance	720-740 Max. Balance	740-760 Max. Balance	760-780 Max. Balance	780-800 Max. Balance	Total
Less than or equal to 70.00	0	650,000.00	948,500.00	500,000.00	499,999.99	443,499.99	195,836.67	489,089.91	0	0	0	948,500.00
70.01 - 75.00	0	0	0	279,000.00	1,425,000.00	847,500.00	89,687.41	545,000.00	163,500.00	172,029.63	0	1,425,000.00
75.01 - 80.00	265,000.00	0	569,600.00	999,999.00	1,312,500.00	650,000.00	504,000.00	399,325.97	119,600.81	560,000.00	115,200.00	1,312,500.00
80.01 - 85.00	0	0	206,150.00	661,735.14	0	885,000.00	437,750.00	560,000.00	450,500.00	165,750.00	223,107.25	885,000.00
85.01 - 90.00	0	440,999.99	750,880.33	1,120,000.00	1,172,500.00	999,999.00	1,435,000.00	415,659.01	637,830.76	239,724.71	1,575,000.00	1,575,000.00
90.01 - 95.00	0	0	599,200.00	960,000.00	823,200.00	699,382.40	601,518.59	668,000.00	1,120,000.00	583,200.00	576,000.00	1,120,000.00
95.01 - 100.00	0	0	793,554.82	875,000.00	624,000.00	910,000.00	924,000.00	551,550.00	624,000.00	687,195.34	290,000.00	924,000.00
100.01 >=	0	0	0	237,629.99	0	0	0	0	0	0	0	237,629.99
Total:	**265,000.00**	**650,000.00**	**948,500.00**	**1,120,000.00**	**1,425,000.00**	**999,999.00**	**1,435,000.00**	**668,000.00**	**1,120,000.00**	**687,195.34**	**1,575,000.00**	**1,575,000.00**

Max Balance of Total Pool: 1,575,000.00

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

Group V

No Ratio Doc - FICO	%	COUNT	Balance	WAC	FICO	LTV
NA	0.64	3	512,436.58	7.889	0	80
601 - 620	2.34	5	1,879,326.42	7.449	620	77.85
621 - 640	8.42	19	6,776,082.16	6.903	630	76.83
641 - 660	8.82	24	7,092,085.13	7.076	650	78.26
661 - 680	12.74	44	10,243,423.61	7.018	672	80.6
681 - 700	22.43	60	18,037,072.31	6.923	690	79.49
701 - 720	18.6	61	14,963,695.52	7.103	709	79.77
721 - 740	10.83	30	8,709,561.07	6.809	728	79.7
741 - 760	7.44	23	5,981,353.33	7.084	750	80.4
761 - 780	5.74	18	4,612,968.50	6.667	771	81.93
781 - 800	1.86	6	1,496,370.35	6.771	789	78
801 >=	0.16	1	126,450.00	7.5	816	90
Total:	100.00	294.00	80,430,824.98	6.98	696.00	79.53

NINA Doc - FICO	%	COUNT	Balance	WAC	FICO	LTV
621 - 640	5.59	6	1,566,350.13	7.338	632	76.85
641 - 660	6.74	7	1,886,671.90	6.795	652	75.92
661 - 680	10.86	13	3,040,600.04	7.073	675	78.58
681 - 700	21.33	23	5,972,654.12	7.259	691	79.02
701 - 720	19.25	21	5,389,779.12	7.049	710	80.84
721 - 740	9.46	13	2,648,084.18	7.031	729	78.71
741 - 760	10.18	11	2,849,026.85	7.042	748	79.88
761 - 780	11.52	12	3,224,952.00	6.859	768	82.99
781 - 800	2.26	3	633,258.18	7.155	788	74.19
801 >=	2.81	4	785,784.01	7.278	812	84.66
Total:	100.00	113.00	27,997,160.53	7.08	711.00	79.56

STATED/STATED by FICO	%	COUNT	Balance	WAC	FICO	LTV
601 - 620	5.74	2	713,747.14	6.434	609	70
621 - 640	13.42	5	1,667,288.13	6.855	624	68.39
641 - 660	14.56	8	1,809,802.97	7.45	644	75.49
661 - 680	14.57	6	1,810,375.37	7.59	668	79.22
681 - 700	15.15	8	1,882,080.00	6.771	687	80
701 - 720	26.9	15	3,343,282.54	7.001	709	78.62
721 - 740	3.68	3	457,034.09	7.007	726	64.8
741 - 760	5.98	3	742,857.30	6.625	752	80
Total:	100.00	50.00	12,426,467.54	7.04	676.00	76.17

No Ratio by LTV	%	COUNT	Balance	WAC	FICO	LTV
25.01 - 50.00	0.14	1	116,500.00	6.875	635	45.69
50.01 - 55.00	0.55	1	443,499.99	6.875	682	51.42
60.01 - 65.00	0.4	2	320,000.00	6.711	691	63.77
65.01 - 70.00	12.19	27	9,802,410.52	6.711	682	69.65
70.01 - 75.00	7.82	37	6,287,227.75	6.85	711	74.83
75.01 - 80.00	68.73	192	55,279,127.01	7.032	697	79.94
80.01 - 85.00	0.92	3	736,100.00	6.69	722	85
85.01 - 90.00	2.33	11	1,873,998.72	7.303	680	90
90.01 - 95.00	2.99	8	2,405,261.99	7.182	707	95
95.01 - 100.00	3.94	12	3,166,699.00	6.978	707	100
Total:	100.00	294.00	80,430,824.98	6.98	696.00	79.53

NINA by LTV	%	COUNT	Balance	WAC	FICO	LTV
25.01 - 50.00	0.43	1	121,500.00	6.5	629	42.63
50.01 - 55.00	0.8	1	224,582.10	6.375	722	53.57
60.01 - 65.00	2.29	2	639,764.06	6.68	685	62.93
65.01 - 70.00	10.12	10	2,833,185.04	6.641	703	69.98
70.01 - 75.00	4.67	6	1,306,538.52	7.027	694	74.66
75.01 - 80.00	65.12	71	18,232,131.92	7.156	711	79.65
80.01 - 85.00	3.44	4	963,453.85	6.816	736	83.95
85.01 - 90.00	5.19	6	1,451,899.99	7.27	718	89.33
90.01 - 95.00	7.94	12	2,224,105.05	7.252	727	95
Total:	**100.00**	**113.00**	**27,997,160.53**	**7.08**	**711.00**	**79.56**

STATED/STATED by LTV	%	COUNT	Balance	WAC	FICO	LTV
25.01 - 50.00	7.96	3	989,316.82	6.908	647	45.91
65.01 - 70.00	9.28	4	1,153,139.14	6.561	647	69.83
70.01 - 75.00	4.37	3	542,763.65	7.091	659	74.5
75.01 - 80.00	76.82	39	9,546,059.78	7.098	685	79.78
90.01 - 95.00	1.57	1	195,188.15	7.75	624	95
Total:	**100.00**	**50.00**	**12,426,467.54**	**7.04**	**676.00**	**76.17**

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated July 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

Group I - V

No Ratio Doc - FICO	%	COUNT	Balance	WAC	FICO	LTV
NA	0.42	3	512,436.58	7.889	0	80
601 - 620	1.55	5	1,879,326.42	7.449	620	77.85
621 - 640	6.3	23	7,631,813.94	6.818	630	76.53
641 - 660	9.19	35	11,136,023.03	6.731	649	78.41
661 - 680	15.49	73	18,758,287.37	6.612	672	78.37
681 - 700	20.04	83	24,274,229.62	6.693	690	78.88
701 - 720	17.58	84	21,295,088.20	6.788	709	78.7
721 - 740	11.63	47	14,081,810.26	6.529	729	78.32
741 - 760	7.85	33	9,502,718.33	6.634	751	79.13
761 - 780	7.28	34	8,816,325.83	6.345	770	77.57
781 - 800	2.57	14	3,115,516.27	6.419	790	78.32
801 >=	0.1	1	126,450.00	7.5	816	90
Total:	**100.00**	**435.00**	**121,130,025.85**	**6.67**	**700.00**	**78.42**

NINA Doc - FICO	%	COUNT	Balance	WAC	FICO	LTV
621 - 640	3.38	6	1,566,350.13	7.338	632	76.85
641 - 660	5.09	10	2,362,690.79	6.593	652	75.09
661 - 680	9.1	17	4,224,065.06	6.699	673	71.02
681 - 700	21.74	36	10,085,457.30	6.54	692	74.23
701 - 720	15.87	27	7,363,211.73	6.667	710	76.27
721 - 740	10.87	18	5,044,940.28	6.384	730	70.91
741 - 760	12.29	18	5,703,932.59	6.46	749	69.37
761 - 780	10.16	16	4,712,885.18	6.52	770	75.94
781 - 800	9.15	12	4,247,087.42	6.06	789	66.49
801 >=	2.34	5	1,085,784.01	6.752	814	71.02
Total:	**100.00**	**165.00**	**46,396,404.49**	**6.54**	**720.00**	**72.82**

STATED/STATED - FICO	%	COUNT	Balance	WAC	FICO	LTV
601 - 620	3.8	2	713,747.14	6.434	609	70
621 - 640	8.89	5	1,667,288.13	6.855	624	68.39
641 - 660	9.65	8	1,809,802.97	7.45	644	75.49
661 - 680	13.97	8	2,620,967.62	7.073	666	77.43
681 - 700	13.91	10	2,610,076.48	6.412	689	77.41
701 - 720	31.12	20	5,837,233.09	6.209	712	73.44
721 - 740	9.21	9	1,727,184.08	6.232	729	74.31
741 - 760	6	5	1,125,816.62	6.507	753	80
781 - 800	2.73	2	512,400.35	5.702	798	71.93
801 >=	0.72	1	134,368.16	5.75	807	69.98
Total:	100.00	70.00	18,758,884.64	6.55	691.00	74.58

No Ratio by LTV	%	COUNT	Balance	WAC	FICO	LTV
25.01 - 50.00	0.46	4	553,380.54	6.301	690	38.05
50.01 - 55.00	0.61	2	734,602.49	6.479	678	52.08
55.01 - 60.00	1.31	5	1,590,333.29	5.808	738	59.23
60.01 - 65.00	2.48	8	2,999,445.97	5.839	692	62.63
65.01 - 70.00	11.55	41	13,984,709.87	6.539	692	69.54
70.01 - 75.00	9.73	57	11,784,181.45	6.479	708	74.25
75.01 - 80.00	64.77	273	78,450,500.07	6.749	700	79.92
80.01 - 85.00	1.32	6	1,596,055.78	6.352	696	84.16
85.01 - 90.00	1.55	11	1,873,998.72	7.303	680	90
90.01 - 95.00	2.82	12	3,412,168.67	6.901	694	94.7
95.01 - 100.00	3.43	16	4,150,649.00	6.827	711	99.99
Total:	100.00	435.00	121,130,025.85	6.67	700.00	78.42

NINA by LTV	%	COUNT	Balance	WAC	FICO	LTV
25.01 - 50.00	8.67	14	4,023,427.43	5.562	745	42.35
50.01 - 55.00	3.4	3	1,578,490.96	5.709	717	53.12
55.01 - 60.00	8.52	8	3,954,063.92	5.755	731	58.89
60.01 - 65.00	6.78	9	3,143,970.21	6.022	729	63.7
65.01 - 70.00	12.95	17	6,006,847.11	6.048	720	69.74
70.01 - 75.00	4.17	8	1,936,345.34	6.703	688	74.77
75.01 - 80.00	41.71	76	19,351,081.92	7.08	712	79.67
80.01 - 85.00	2.08	4	963,453.85	6.816	736	83.95
85.01 - 90.00	4.14	8	1,920,756.09	6.989	721	88.98
90.01 - 95.00	7.58	18	3,517,967.66	6.793	728	95
Total:	100.00	165.00	46,396,404.49	6.54	720.00	72.82

STATED/STATED by LTV	%	COUNT	Balance	WAC	FICO	LTV
25.01 - 50.00	5.27	3	989,316.82	6.908	647	45.91
55.01 - 60.00	6.05	2	1,134,362.36	4.223	718	58.96
60.01 - 65.00	1.02	2	191,750.00	5.625	724	65
65.01 - 70.00	19.71	9	3,697,493.50	5.99	694	69.94
70.01 - 75.00	4.52	5	847,269.70	6.627	695	74.68
75.01 - 80.00	62.39	48	11,703,504.11	6.906	692	79.78
90.01 - 95.00	1.04	1	195,188.15	7.75	624	95
Total:	100.00	70.00	18,758,884.64	6.55	691.00	74.58